As filed with the Securities and Exchange Commission on January 31, 2012
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Korea Equity Fund, Inc.
(Name of Issuer)

Korea Equity Fund, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.10 Per Share
(Title of Class of Securities)

50063B104
(CUSIP Number of Class of Securities)

Neil Daniele
Secretary and Chief Compliance Officer
Korea Equity Fund, Inc.
Two World Financial Center, Building B
New York, New York 10281-1712
Telephone:  (800) 833-0018

 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of filing persons)

with a copy to:

John A. MacKinnon, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$10,909,503.36 (a)	$1,250.23 (b)
(a)        Estimated for purposes of calculating the amount of the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 1,082,292  shares of Common Stock of Korea Equity Fund, Inc. (10% of the total number of shares outstanding on January 25, 2012) by $10.08 (98% of the Net Asset Value per share of $10.29 as of the close of ordinary trading on the New York Stock Exchange on January 25, 2012).

(b) Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

2

ITEM 1:	Summary Term Sheet

The information required by Item 1 is incorporated by reference to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 2.	Subject Company Information

The name of the issuer is Korea Equity Fund, Inc. (the “Fund”), a closed-end investment company organized as a Maryland corporation.  The address of its principal executive offices is Two World Financial Center, Building B, 18th Floor, New York, New York 10281-1712, and the telephone number at its principal executive offices is (800) 833-0018.

The title of the securities to which this Schedule TO relates is shares of common stock, par value $0.10 per share, of the Fund (the “Shares”). As of  January, 25, 2012, there were approximately 10,822,915 Shares issued and outstanding.

The Shares are traded on the New York Stock Exchange under the symbol “KEF”.  The information set forth in Section 6 “Net Asset value and Market Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

The filing person is the subject company. The information regarding the filing person required by this Item is set forth in Item 2 above.  The members of the board of directors of the Fund are Rodney A. Buck, David B. Chemidlin, Phillip Goldstein, E. Han Kim, Chor Weng Tan and Shigeru Shinohara.  Mr. Shinohara is considered an interested person of the Fund (within the meaning of the Investment Company Act of 1940, as amended) because he is the president of the Fund.  The officers of the Fund are  Shigeru Shinohara (president), Kenneth L. Munt (vice president), Rita Chopra-Brathwaite (vice president),  Neil A. Daniele (secretary and chief compliance officer), Robert Kleinman (treasurer) and Amy J. Marose (assistant treasurer).  The address for the directors and officers of the Fund is in care of the Fund at Two World Financial Center, Building B, New York, New York 10281.  Nomura Asset Management U.S.A. Inc., located at Two World Financial Center, Building B, New York, New York 10281, is the Fund’s manager, and Nomura Asset Management Co. Ltd., located at 1-12-1 Nihonbashi, Chuo-ku, Tokyo 103-8260, Japan, is the Fund’s investment adviser.

ITEM 4.	Terms of the Transaction

The information required by Item 4 is incorporated by reference to the Summary Term Sheet, Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” “Section 4 “Acceptance for Payment and Payment,”  and Section 5 “U.S. Federal Income Tax Consequences” of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements

The information required by Item 5 is incorporated by reference to Section 10 “Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 6.	Purposes of Transaction and Plans or Proposals

The information required by Item 6 is incorporated by reference to Section 8 “Purpose of the Offer” in the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 7.	Source and Amount of Funds or Other Consideration

The information required by Item 7 is incorporated by reference to Section 7 “Source and Amount of Funds; Effect of the Offer “ of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 8.	Interest in Securities of the Subject Company

The information required by Item 8 is incorporated by reference to Section 10 “Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used

The information required by Item 9 is incorporated by reference to Section 13 “Fees and Expenses” of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 10.	Financial Statements.

The Fund’s financial statements for the fiscal years ended October 31, 2011 and 2010 have been audited by Ernst & Young LLP whose reports, along with the Fund’s financial statements, are included in the Fund’s 2011 and 2010 Annual Reports, respectively, which are incorporated herein by reference.

ITEM 11.	Additional Information.

The information required by Item 11 is incorporated by reference to Section 7 “Source and Amount of Funds; Effect of the Offer,” Section 9 “Information Concerning the Fund,” Section 10 “Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares,” and Section 11 “Legal Matters; Regulatory Approvals” in the Offer to Purchase, which is attached as Exhibit (a)(1)(i) to this Schedule TO.

ITEM 12.	Exhibits.

(a)(1)	(i)	Offer to Purchase
	(ii)	Form of Letter of Transmittal
	(iii)	Form of Notice of Guaranteed Delivery
	(iv)	Form of Letter to Shareholders
	(v)	Form of Letter to Clients
	(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(2)-(4)		Not Applicable
(a)(5)	(i)	Press Release issued on June 7, 2011*
	(ii)	Press Release issued on November 17, 2011**
	(iii)	Press Release issued on January 31, 2012
	(iv)	Audited Financial Statements of the Fund for the fiscal year ended October 31, 2010.***
	(v)	Audited Financial Statements of the Fund for the fiscal year ended October 31, 2011.****
	(vi)	Consent of Ernst & Young LLP
(b)		Not Applicable
(d)		Not Applicable
(g)		Not Applicable
(h)		Not Applicable

*	Filed as an exhibit to Schedule TO on June 7, 2011.
* *	Filed as an exhibit to Schedule TO on November 17, 2011.

4

***	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended October 31, 2010 on Form N-CSR as filed with the Securities and Exchange Commission (the “SEC”) via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) on January 6, 2011.
****	Incorporated by reference to the Fund’s Annual Report for the fiscal year ended October 31, 2011 on form N-CSR as filed with the SEC via EDGAR on December 23, 2011.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

5

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOREA EQUITY FUND, INC.

By:	/s/ Shigeru Shinohara
Name: Shigeru Shinohara
Title: President

January 31, 2012

6

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase
(a)(1)(ii)	Form of Letter of Transmittal
(a)(1)(iii)	Form of Notice of Guaranteed Delivery
(a)(1)(iv)	Form of Letter to Shareholders
(a)(1)(v)	Form of Letter to Clients
(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(iii)	Press Release issued on January 31, 2012
(a)(5)(vi)	Consent of Ernst & Young LLP

Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

BY

Korea Equity Fund, Inc.

up to 1,082,292 of its Issued and Outstanding Shares of Common
Stock at 98% of Net Asset Value Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 5, 2012, UNLESS THE OFFER IS EXTENDED.

This tender offer is not conditioned on any minimum number of shares being tendered but is subject to other conditions as outlined in this offer to purchase and in the related letter of transmittal.

If we complete the tender offer, we will purchase shares at a price equal to 98% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the tender offer expires.  The maximum number of Shares that we will purchase in the tender offer represents approximately 10% of the number of currently outstanding shares of common stock of Korea Equity Fund, Inc. (the “Fund”).

None of the Fund, its Board of Directors (the “Board of Directors”), Nomura Asset Management U.S.A. Inc., the Fund’s manager, Nomura Asset Management Co. Ltd., the Fund’s investment adviser, or Nomura Asset Management Hong Kong Limited  or Nomura Asset Management Singapore Limited, the Fund’s sub-advisers (collectively, the Fund’s manager, investment adviser and sub-advisers are referred to as “Nomura Asset Management”) makes any recommendation as to whether to tender or not to tender shares in the offer.  No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this offer to purchase and in the letter of transmittal, and, if given or made, such information or representations may not be relied upon as having been authorized by us, our directors, our officers or our investment manager.

You may direct questions and requests for assistance to The Altman Group, the information agent for the tender offer, at its address and telephone number set forth on the back cover of this offer to purchase.  Shareholders may obtain additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery or any other tender materials from the information agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

IF YOU ARE NOT INTERESTED IN TENDERING ANY OF YOUR SHARES AT THIS TIME, YOU DO NOT NEED TO DO ANYTHING. SHAREHOLDERS ARE NOT REQUIRED TO PARTICIPATE IN THE OFFER.

January 31, 2012

Important procedures

If you want to tender all or part of your shares, you must do one of the following before the offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you; or

•
if you hold certificates in your own name, complete and sign a letter of transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the letter of transmittal, to Computershare Trust Company, N.A., the depositary for the offer; or

•
if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this offer to purchase, tender your shares according to the procedure for book-entry transfer described in Section 2; or

•
if you hold shares in the Fund’s dividend reinvestment plan, you may tender such shares by completing and signing a letter of transmittal, including the appropriate section for shares acquired through the dividend reinvestment plan.

If you want to tender your shares, but:

•	your certificates for the shares are not immediately available or cannot be delivered to the depositary by the expiration of the offer; or

•	you cannot comply with the procedure for book-entry transfer by the expiration of the offer; or

•	your other required documents cannot be delivered to the depositary by the expiration of the offer,

you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 2. To tender your shares, you must follow the procedures described in this offer to purchase, the letter of transmittal and the other documents related to the tender offer. The Fund may reject any tender not fully in compliance with these procedures.

THIS TENDER OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF THE TENDER OFFER OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ii

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET	1
INTRODUCTION	5
THE TENDER OFFER	6

1.	Terms of the Offer	6
2.	Procedures for Tendering Shares	6
3.	Withdrawal Rights	10
4.	Acceptance for Payment and Payment	11
5.	U.S. Federal Income Tax Consequences	12
6.	Net Asset Value and Market Price Range of the Shares; Dividends on the Shares	15
7.	Source and Amount of Funds; Effect of the Offer	16
8.	Purpose of the Offer	18
9.	Information Concerning the Fund	19
10.	Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares	20
11.	Legal Matters; Regulatory Approvals	21
12.	Conditions to the Offer	21
13.	Fees and Expenses	22
14.	Summary of Selected Financial Information	22
15.	Miscellaneous	24

iii

SUMMARY TERM SHEET

Securities Sought:	Up to 1,082,292 shares of common stock of the Fund, par value $0.10 per share (“Shares”)

Price Offered Per Share:	98% of net asset value as calculated as of 4:00 p.m., New York City time, as of the close of regular trading on the business day immediately following the day the tender offer expires

Scheduled Expiration Date:	March 5, 2012

Purchaser:	Korea Equity Fund, Inc. (the “Fund”). This is an issuer tender offer.

The following are some of the questions that you, as a shareholder, may have and answers to those questions.

We urge you to read carefully the remainder of this offer to purchase, the letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete.  Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

Who is offering to buy my Shares?

•	The Fund is offering to re-purchase Shares it previously issued. The Fund is a Maryland corporation.

How much is the Fund offering to pay?

•
The Fund is offering to purchase up to 1,082,292 of its outstanding Shares for cash, at a price per share equal to 98% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on March 6, 2012 (or if the tender offer is extended, on the business day immediately following the date to which the tender offer is extended), upon the terms and subject to conditions set forth in this offer to purchase and the letter of transmittal.

When will the tender offer expire and may the offer be extended?

•
The tender offer will expire at 5:00 pm, New York City time, on March 5, 2012, unless extended.  We may extend the period of time the tender offer will be open by issuing a press release or making some other public announcement by no later than 9:00 a.m., New York City time, the next business day after the tender offer otherwise would have expired.  See Section 1 of this offer to purchase.

What is the net asset value per Share as of a recent date?

•
As of January 25, 2012, the net asset value per Share was $10.29.  See Section 6 of this offer to purchase for additional information regarding net asset values and market prices.  During the pendency of the tender offer, daily net asset value quotations can be obtained by calling the information agent toll free at (800) 317-8025, or for banks and brokers, by calling (212) 400-2605 between 9:00 a.m. and 5:00 p.m., New York City time, Monday through Friday (except holidays), or by visiting the Fund’s website at www.nomura.com.  The other contents of the Fund’s website are not part of this offer to purchase.

What was the market value of my Shares as of a recent date?

•
The Fund’s Shares are listed for trading under the symbol “KEF” on the New York Stock Exchange.  On January 25, 2012, the closing price of the Shares reported on the New York Stock Exchange was $9.44 per share.  Shares may trade at a discount or premium to net asset value and as such the price offered per share may be more or less than the current market price.  We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares.  See Section 6 of this offer to purchase.

Is there a limit on the number of Shares I may tender?

•	No; however, only up to 1,082,292 of our outstanding Shares will be accepted for tender. See Section 1 of this offer to purchase.

Must I tender all my Shares for purchase?

•	No. You may tender for purchase all or part of the Shares you own.

In what order will the Fund purchase tendered Shares?

•
If the terms and conditions of the tender offer have been satisfied or waived and more than 1,082,292 Shares have been validly tendered and not validly withdrawn on or prior to the expiration of the offer, we will purchase Shares from all tendered Shares on a pro rata basis (disregarding fractions) in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn). No special consideration or priority will be given to shares held in “odd lots.”  Our present intention, if the tender offer is oversubscribed, is not to purchase more than 1,082,292 Shares.  See Section 1 of this offer to purchase.

If I decline to tender, how will the tender offer affect the Shares I hold?

•	Your percentage ownership interest in the Fund will increase after completion of the offer, assuming you do not otherwise dispose of Shares.

Is the tender offer the only way I can sell my Fund Shares?

•	No. You will continue to be able to sell your Shares, or purchase additional Shares, at the current market share price, in cash transactions on the New York Stock Exchange.

Will I have to pay any fees or commissions?

•
If you are the record owner of your Shares and you tender your Shares to us in the offer, you will not have to pay brokerage fees or similar expenses.  You may be required to pay transfer taxes under certain circumstances described in the letter of transmittal.  If you hold Shares through a bank or broker, you are responsible for paying any fees or expenses you incur in tendering your Shares in the offer.  If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so.  You should consult your broker or nominee to determine whether any charges will apply.

Does the Fund have the financial resources to make payment?

•
Yes.  The Fund anticipates that the monies we use to purchase Shares in the offer will be obtained from cash and from sales of securities in the Fund’s investment portfolio.  We do not expect to borrow money to finance the purchase of any tendered Shares.  See Section 7 of this offer to purchase.

If Shares I tender are accepted by the Fund, when will payment be made?

•	Payment for tendered Shares, if accepted, will be made in United States dollars promptly after the expiration date of the offer. See Section 4 of this offer to purchase.

How do I tender my Shares?

•	To tender your Shares, you must complete one of the actions described under “Important Procedures” on the inside front cover page of this offer to purchase before the tender offer expires.

•	If your Shares are held in street name (i.e., through a broker, dealer or other nominee), you must contact your nominee and request that your Shares be tendered in the offer.

•	For additional information on the procedures for tendering your Shares, see Section 2 of this offer to purchase.

May I tender Shares in the offer held in my Dividend Reinvestment Plan account?

•	Yes. Holders of Shares in the Dividend Reinvestment Plan may tender their Shares by completing the appropriate sections of the letter of transmittal. See Section 2.

•
In connection with the offer, the Dividend Reinvestment Plan will be suspended for dividend distributions to be declared prior to the expiration of the offer.   We do not expect that a dividend will be declared prior to the expiration of the offer.  We expect that the Dividend Reinvestment Plan will resume after the termination of the offer.

Until what time can I withdraw previously tendered Shares?

•
You can withdraw Shares that you tender at any time until the expiration of the offer.  Also, if we have not accepted your Shares for payment by March 27, 2012, you can withdraw Shares at any time after that date until we do accept your Shares for payment.  See Section 1 and Section 3 of this offer to purchase.

How do I withdraw previously tendered Shares?

•
You or your nominee must deliver a written notice of withdrawal with the required information to the depositary while you still have the right to withdraw the Shares.  See Section 1 and Section 3 of this offer to purchase.

Is there any reason Shares tendered for purchase would not be accepted?

•
In addition to those circumstances described under Section 12 in which the Fund is not required to purchase tendered Shares, the Fund reserves the right to reject any and all tendered Shares determined by the Fund not to have been tendered in the appropriate form.  The Fund may reject tendered Shares if, for instance, the Letter of Transmittal does not include original signature(s) or the original signature(s)of any required signature guarantee(s).

What action need I take if I decide not to tender my Shares?

•	None.

Does the Fund’s Board of Directors encourage shareholders to participate in the tender offer?

•	None of the Fund, its Board of Directors or Nomura Asset Management is making any recommendation to tender or not to tender Shares in the offer.

What are the U.S. federal income tax consequences of tendering Shares?

•
The receipt of cash for Shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes.  Depending on a shareholder’s particular circumstances, the sale of Shares pursuant to the offer will be treated either as a “sale or exchange” of those Shares, producing gain or loss equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold pursuant to the offer, or as the receipt of a distribution from the Fund, taxable as a dividend to the extent of such shareholder’s allocable share of the Fund’s “earnings and profits.” There is also a risk of tax consequences for shareholders whose percentage interests in the Fund increase as a result of the offer, including shareholders who do not tender any of their Shares.  See Section  5 of this offer to purchase.

To whom can I talk if I have questions about the tender offer?

•	You can call the information agent at (212) 400-2605 (for banks or brokers) or toll-free at (800) 317-8025. See the back cover of this offer to purchase.

Recent Stock Distribution

In considering this tender offer, you should confirm your current holdings of Shares.  As previously announced, on January 18, 2012 the Fund made a dividend distribution comprised of 1,973,003 Shares (valued at approximately $18.2 million) and approximately $9.0 million in cash.  Although a significant percentage of shareholders eligible to receive the dividend received a portion of this distribution in cash, the amount of cash dividends was limited and all shareholders received at least a portion of the distribution in additional Shares.
The Fund’s transfer agent completed the stock distribution on or about January 20, 2012.  If you hold your Shares through brokers, banks or other financial intermediaries, you should contact such intermediaries or review your most recent statements from such intermediaries to confirm their current holdings of Shares.

Dear Shareholder:

INTRODUCTION

Korea Equity Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company, hereby offers to purchase up to 1,082,292 of the Fund’s outstanding shares of common stock (“Shares”) at a price per share, net to the seller in cash, equal to 98% of the net asset value per share in U.S. dollars as of the close of regular trading on the New York Stock Exchange on March 6, 2012, or if the offer is extended, on the business day following the date to which the offer is extended, upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal.  The maximum number of Shares that we will purchase in the tender offer represents approximately 10% of the number of currently outstanding Shares.

This offer is open to all holders of Shares of the Fund and is not conditioned on any minimum number of Shares being tendered but is subject to other conditions as outlined in this offer to purchase and in the letter of transmittal.  See Section 12 of this offer to purchase.

None of the Fund, its Board of Directors or Nomura Asset Management makes any recommendation as to whether you should tender or not tender Shares in the offer.  No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this offer to purchase and in the letter of transmittal, and, if given or made, such information or representations should not be relied upon as having been authorized by the Fund, its Board of Directors or its investment manager.

As of January 25, 2012, there were 10,822,915 Shares issued and outstanding, and the net asset value was $10.29 per share.  We do not expect that the number of Shares issued and outstanding will be materially different on the date the offer expires.  Shareholders may contact the information agent, toll free at (800) 317-8025 or, for banks and brokers, at (212) 400-2605, or contact the Fund directly at its toll free number, (800) 833-0018, to obtain daily net asset value quotations for the Shares prior to 5:00 p.m., New York City time, on the expiration date.

Any Shares we acquire pursuant to the offer will become authorized but unissued Shares and generally will be available for issuance by the Fund without further shareholder action.

Tendering shareholders may be obligated to pay brokerage fees or commissions or, subject to instruction 6 of the letter of transmittal, transfer taxes on the purchase of Shares by the Fund.  Shareholders may also be subject to other transaction costs, as described in Section 1.

The U.S. federal income tax consequences of the sale of Shares pursuant to the offer are described in Section 5 “U.S. Federal Income Tax Consequences.”

This offer to purchase and the letter of transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions set forth in this offer to purchase and the letter of transmittal, the Fund will accept for payment, and pay for, up to 1,082,292 Shares, validly tendered prior to 5:00 p.m., New York City time, on March 5, 2012, or such later date to which the offer is extended, and not withdrawn as permitted by Section 3.

If the number of Shares properly tendered and not withdrawn prior to the expiration date is less than or equal to 1,082,292, we will, upon the terms and conditions of the offer, purchase all Shares so tendered.  If more than 1,082,292 Shares are duly tendered pursuant to the offer (and not withdrawn as provided in Section 3), unless we determine not to purchase any Shares because one or more conditions described in Section 12 of this offer to purchase are not met, we will purchase Shares duly tendered on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by or on behalf of each shareholder (and not withdrawn). On the letter of transmittal, you can designate in which order you wish your Shares to be purchased if, as a result of the proration provisions or otherwise, some but not all of your tendered Shares are purchased in the offer.  In the event you do not designate the order and fewer than all shares are purchased due to proration, the order of shares purchased will be selected by the depositary. If Shares duly tendered by or on behalf of a shareholder include Shares acquired through the Fund’s dividend reinvestment plan, the proration will be applied first against other Shares tendered and only thereafter, if and as necessary, with respect to Shares acquired through that plan.  Except as described herein, withdrawal rights expire on the expiration date.  The Fund does not contemplate extending the offer or increasing the number of Shares covered by the offer if more than 1,082,292 Shares are tendered.

Shareholders should consider the relative costs of tendering Shares at a 2% discount to net asset value pursuant to the offer or selling Shares at the market price with the associated transaction costs.

We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the depositary.  Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.  If we make a material change in the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13(e)-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the offer, subject to the right of any such tendering shareholder to withdraw his or her Shares.

Subject to the terms and conditions of the offer, we will pay the consideration offered or return the tendered securities promptly after the expiration or withdrawal of the offer.  Any extension, delay or expiration will be followed as promptly as practicable by public announcement thereof.

Under no circumstances will interest be paid on the tender price for tendered Shares, regardless of any extension of or amendment to the offer or any delay in paying for such Shares.

2. Procedures for Tendering Shares

Proper Tender of Shares.  For Shares to be properly tendered, either (1) or (2) below must happen:

(1)           The depositary must receive all of the following prior to 5:00 p.m., New York City time, on the expiration date at the depositary’s address on the back page of this offer to purchase:

•
either (a) the certificates for the Shares, or (b) in the case of tendered Shares delivered in accordance with the procedures for book-entry transfer we describe below, a confirmation of receipt of the Shares; and

•
either (a) a properly completed and executed letter of transmittal, including any required signature guarantees, or (b) in the case of a book-entry transfer, an “agent’s message” of the type we describe below; and

•	any other documents required by the letter of transmittal.

(2)           You must comply with the guaranteed delivery procedure set forth below.

Endorsements and Signature Guarantees.  Depending on how your Shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the letter of transmittal and endorsement guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act.  No endorsement or signature guarantee is required if:

•
the letter of transmittal is signed by the registered holder of the Shares tendered (which, for purposes of this Section 3, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the Shares) exactly as the name of the registered holder appears on the certificate(s) for the Shares and payment and delivery are to be made directly to that holder; or

•
Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act, each such entity, referred to as an “eligible guarantor institution.”  See Instruction 1 of the letter of transmittal.

If a certificate for Shares is registered in the name of a person other than the person executing the letter of transmittal or you are completing either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal, then:

•	your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates; and

•	the signature on (1) the letter of transmittal and (2) your endorsed certificates or stock power must be guaranteed by an eligible guarantor institution.

Method of Delivery.  Payment for Shares tendered and accepted for payment under the offer will be made only after timely receipt by the depositary of all of the following:

•	certificates for those Shares or a timely confirmation of the book-entry transfer of those Shares into the depositary’s account at the book-entry transfer facility as described below;

•
one of (a) a properly completed and duly executed letter of transmittal, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal.

The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at your election and risk.  If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured.  In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries made in connection with the offer, including a letter of transmittal and certificates for Shares, must be made to the depositary and not to the Fund, the Fund’s transfer agent, the information agent or the book-entry transfer facility.  Any documents delivered to the Fund, the Fund’s transfer agent, the information agent or the book-entry transfer facility will not be forwarded to the depositary and, therefore, will not be deemed to have been properly tendered.

Book-Entry Delivery.  The depositary will establish an account with respect to the Shares at the book-entry transfer facility for purposes of the offer within two business days after the date of this offer to purchase.  Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the Shares by causing that facility to transfer those Shares into the depositary’s account in accordance with that facility’s procedure for the transfer.  Even if delivery of Shares is made through book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) or (2) below must occur:

(1)           The depositary must receive all of the following before or on the expiration date at the depositary’s address on the back page of this offer to purchase:

•	one of (a) a properly completed and executed letter of transmittal, including any required signature guarantees, or (b) an agent’s message as described below in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal; or

(2)           The guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the Shares that the participant in the book-entry transfer facility tendering the Shares has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against such participant.

Guaranteed Delivery.  If you want to tender your Shares but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your Shares, if all of the following conditions are satisfied:

•	the tender is made by or through an eligible guarantor institution;

•
the depositary receives by mail, overnight courier or facsimile transmission, prior to the expiration time, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this offer to purchase, including (where required) signature guarantees by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	the following are received by the depositary within three New York Stock Exchange trading days after the date of receipt by the depositary of the notice of guaranteed delivery, either:

•
the certificates representing the Shares being tendered together with (a) a letter of transmittal relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon and (b) all other required documents; or

•
in the case of any book-entry transfer of the Shares being tendered that is effected in accordance with the book-entry transfer procedures we describe above under “Book-Entry Delivery:” (a) a letter of transmittal relating thereto that has been validly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, (b) a book-entry confirmation relating to that transfer, and (c) all other required documents.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  We will determine, in our sole discretion, all questions as to the number of Shares to be accepted, and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of Shares.  Our determination will be final and binding on all parties.  We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which we determine may be unlawful.  We also reserve the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular Shares or any particular shareholder.  No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us.  None of the Fund, the depositary, the information agent, or any other person will be under any duty to give notice of any defects or irregularities in any tender, or incur any liability for failure to give any such notice.  Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and the instructions thereto, will be final and binding.  By tendering Shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

Your Representation and Warranty; Our Acceptance Constitutes an Agreement.  It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person, acting alone or in concert with others, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the expiration date, the person so tendering:

•
has a “net long position” equal to or greater than the amount tendered in (i) Shares or (ii) other securities immediately convertible into, or exchangeable or exercisable for Shares; and, upon acceptance of the tender, will acquires the Shares by conversion, exchange or exercise to the extent required by the terms of the offer, and

•	will deliver or cause to be delivered the Shares in accordance with the terms of the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

•	you have a “net long position,” within the meaning of Rule 14e-4 promulgated under the Exchange Act, in the Shares or equivalent securities at least equal to the Shares tendered; and

•	the tender of Shares complies with Rule 14e-4.

Our acceptance for payment of Shares tendered under the offer will constitute a binding agreement between you and us upon the terms and subject to the conditions of the offer described in this and related documents.

Return of Unpurchased Shares.  If any tendered Shares are not purchased or are properly withdrawn, or if less than all Shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased

Shares will be returned promptly after the expiration or termination of the offer or the proper withdrawal of the Shares, as applicable.  In the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the Shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility.  In each case, we will not charge the shareholder for costs we incur returning or crediting the Shares to the shareholder.

Procedures for Participants in the Dividend Reinvestment Plan.  Holders of Shares acquired through the Fund’s dividend reinvestment plan may instruct the depositary to tender such Shares by completing the appropriate section of the letter of transmittal.  If a shareholder tenders Shares acquired through the dividend reinvestment plan, all such Shares credited to such shareholder’s account(s) will be tendered, unless the shareholder otherwise specifies in the letter of transmittal.  If a shareholder does not complete the section of the letter of transmittal instructing the depositary to tender Shares acquired through the dividend reinvestment plan, no Shares acquired by that shareholder through the dividend reinvestment plan will be tendered.

Lost or Destroyed Certificates.  If your certificate for part or all of your Shares has been lost, stolen, misplaced or destroyed, you should contact Computershare Trust Company, N.A., the transfer agent of the Fund, at  (800) 426-5523 (toll free) or  (781) 575-2879 (for calls made from outside the United States), for instructions as to obtaining an affidavit of loss.  The affidavit of loss will then be required to be submitted together with the letter of transmittal prior to the expiration date in order for the Shares to be accepted for payment.  A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated.  You are urged to contact the depositary immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

Backup Withholding.  In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the offer, a shareholder surrendering Shares in the offer must, unless an exemption applies, provide the depositary with such shareholder’s correct taxpayer identification number on a Substitute Form W-9, certify under penalties of perjury that such tax identification number is correct and provide certain other certifications.  If a shareholder does not provide such shareholder’s correct taxpayer identification number or fails to provide the required certifications, the Internal Revenue Service may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the offer may be subject to backup withholding of 28%.  All shareholders surrendering Shares pursuant to the offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal to provide the information and certification necessary to avoid backup withholding.  Certain shareholders (including, among others, all corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding; however, such shareholders should complete the Substitute Form W-9 to avoid possible erroneous backup withholding.  Foreign shareholders should complete and sign the main signature form and an appropriate Form W-8 (instead of a Form W-9), a copy of which may be obtained from the depositary, in order to avoid backup withholding.  See instruction 10 to the letter of transmittal.

3. Withdrawal Rights

Shares tendered pursuant to the offer may be withdrawn pursuant to the procedures set forth below at any time prior to the expiration of the offer and, unless already accepted for payment pursuant to the offer, at any time on or after March 27, 2012.

For a withdrawal to be effective, a written transmission notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back cover of this offer to purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.  If certificates for Shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and, unless such Shares have been tendered by an eligible institution, any and all signatures on the notice of withdrawal must be guaranteed by an eligible institution.  If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.  Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the offer.  However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 at any time prior to the expiration date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Fund in its sole discretion, which determination will be final and binding.  None of the Fund, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing shareholder.  Any documents related to a withdrawal will be deemed delivered only when actually received by the depositary.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  In all cases, sufficient time should be allowed to ensure timely delivery.

4. Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the offer, we will accept for payment, and will pay cash for, Shares validly tendered on or before the expiration date, and not properly withdrawn in accordance with Section 3, promptly after the expiration date.  In all cases, payment for Shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for such Shares (unless such Shares are held in uncertificated form), a properly completed and duly executed letter of transmittal, and any other documents required by the letter of transmittal.  We expressly reserve the right, in our sole discretion, to delay the acceptance for payment of, or payment for, Shares, in order to comply, in whole or in part with any applicable law.

For purposes of the offer, we will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when we give or cause to be given oral or written notice to the depositary of our acceptance for payment of such Shares pursuant to the offer.  Payment for Shares accepted for payment pursuant to the offer will be made by deposit of the aggregate purchase price therefor with the depositary, which will act as agent for the tendering shareholders for purpose of receiving payments from the Fund and transmitting such payments to the tendering shareholders.  Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

In the event of proration, we will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the expiration date.  However, we expect that we will not be able to announce the final results of any proration or commence payment for any Shares purchased pursuant to the offer until at least five business days after the expiration date.  Our determination of the proration factor will be final and binding on all parties.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the offer for any reason, or are not accepted because of an invalid tender, or if certificates are submitted for more Shares than are accepted (i) certificates for such unpurchased Shares will be returned, without charge by us to the tendering shareholder, as soon as practicable following expiration or termination of the offer, (ii) Shares delivered pursuant to the book-entry delivery procedure (as defined in Section 2 above) will be credited to the appropriate account maintained within the book-entry transfer facility and (iii) uncertificated Shares held by the Fund’s transfer agent pursuant to the Fund’s dividend reinvestment plan will be returned to the dividend reinvestment plan account maintained by the transfer agent.

If we are delayed in our acceptance for payment of, or in our payment for, Shares, or are unable to accept for payment or pay for Shares pursuant to the offer for any reason, then, without prejudice to our rights under this offer, the depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn, unless and except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 3 of this offer to purchase.

The purchase price of the Shares will equal 98% of their net asset value (a 2% discount to net asset value) as of the close of regular trading on the New York Stock Exchange on March 6, 2012, or if the offer is extended, on the business day following the date to which the offer is extended.  Tendering shareholders may be required to pay brokerage commissions or fees.  Under the circumstances set forth in instruction 6 of the letter of transmittal, shareholders may be subject to transfer taxes on the purchase of Shares by the Fund.

We normally calculate the net asset value of our Shares daily at the close of regular trading of the New York Stock Exchange.  On January 25, 2012, the net asset value was $10.29 per share.  The Shares are listed on the New York Stock Exchange.  On January 25, 2012, the last reported sales price at the close of regular trading on the New York Stock Exchange was $9.44 per share, representing an 8.26% share price discount from net asset value.  The net asset value of the Shares will be available daily until the expiration date, by calling the information agent, toll free at (800) 317-8025 or, for banks or brokers, at (212) 400-2605, or by visiting the Fund’s website at www.nomura.com or by calling the Fund’s toll free number at (800) 833-0018.

5. U.S. Federal Income Tax Consequences

The following discussion describes the U.S. federal income tax consequences of the sale of Shares pursuant to the offer.  This discussion deals only with Shares held as capital assets and does not deal with special situations, such as those of dealers in securities or commodities, traders in securities that elect to mark their holdings to market, insurance companies, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, or shareholders whose functional currency is not the U.S. dollar.  Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.  Shareholders should consult their own tax advisors concerning the U.S. federal income tax consequences of participating or not participating in the offer in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a “U.S. Shareholder” means a shareholder that is (i) a citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of the income, or (iv) a trust if it (x) is subject to the supervision of a court within the U.S. and one or more U.S. persons has the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.  A “Non-U.S. Shareholder” is a shareholder that is neither a U.S. Shareholder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

The U.S. federal income tax treatment of a person that is a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds our Shares generally will depend upon the status of the partner and the activities of the partnership.  Partners in partnerships holding our Shares should consult their tax advisors.

U.S. Shareholders.

An exchange of Shares for cash in the offer will be a taxable transaction for U.S. federal income tax purposes.  As a consequence of the exchange, depending on a shareholder’s particular circumstances, the sale of Shares pursuant to the offer will be treated either (1) as a “sale or exchange” producing gain or loss or (2) as the receipt of a distribution from the Fund taxable as a dividend to the extent of such shareholder’s allocable share of the Fund’s “earnings and profits.” Under Section 302(b) of the Code, a sale of Shares pursuant to the offer generally will be treated as a sale or exchange if the receipt of cash by the shareholder:  (a) results in a complete termination of the shareholder’s interest in the Fund, (b) results in a “substantially disproportionate” redemption with respect to the shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the shareholder.  For this purpose a “substantially disproportionate” redemption is one that reduces the shareholder’s percentage voting interest in the Fund by more than 20% and after which the shareholder owns a less-than-50% voting interest in the Fund.  Also for this purpose, a redemption is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” of a shareholder’s percentage interest in the Fund.  Whether a reduction is “meaningful” depends on a shareholder’s particular facts and circumstances; in general, the smaller a shareholder’s percentage interest in the Fund, the more likely it is that any such reduction therein will be treated as “meaningful.”

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account.  If any of these three tests for sale or exchange treatment under Section 302(b) is met, a shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the offer and the shareholder’s adjusted basis in such Shares.  Any such gain or loss will be long-term capital gain or loss if the holding period for the Shares exceeds one year as of the date of the sale pursuant to the offer.  The deductibility of capital losses is subject to limitations.

If the requirements of Section 302(b) of the Code are not met, amounts received by a shareholder who sells Shares pursuant to the offer will be taxable to the shareholder as a dividend to the extent of such shareholder’s allocable share of the Fund’s current or accumulated earnings and profits.  To the extent that amounts received exceed such shareholder’s allocable share of the Fund’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such shareholder’s Shares, and any amounts in excess of the shareholder’s adjusted basis will be treated as capital gain (which will be long-term capital gain if the holding period for the Shares exceeds one year as of the date of the deemed dividend).  Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such shareholder.

Provided that no tendering shareholder is treated as receiving a dividend as a result of selling Shares pursuant to the offer, shareholders who do not sell Shares pursuant to the offer will not realize any taxable income.  In the event that any shareholder is deemed to receive a dividend as a result of selling Shares pursuant to the offer, there is a risk that shareholders whose percentage interests in the Fund increase as a result of the offer (whether because they do not tender Shares pursuant to the offer, or sell only a portion of their Shares but whose percentage interest in the Fund nevertheless increases as a result of the offer) may be deemed to have received a constructive distribution from the Fund under Section 305 of the Code, in an amount equal to the increase in such shareholder’s percentage ownership of the Fund that is taxable as a dividend to the extent of such shareholder’s allocable share of the Fund’s earnings and profits.

U.S. shareholders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of participating or not participating in the offer in light of their particular circumstances.

Non-U.S. Shareholders.

The U.S. federal income tax treatment of the sale of Shares by a Non-U.S. Shareholder pursuant to the offer will depend on whether such Non-U.S. Shareholder is treated, based on the Non-U.S. Shareholder’s particular circumstances, as having sold the Shares or as having received a dividend in respect of such Non-U.S. Shareholder’s Shares.  The appropriate treatment of the sale of Shares will be determined in the manner described above with respect to the U.S. federal income tax treatment of a sale of Share pursuant to the offer in the case of U.S. Shareholders.

A Non-U.S. Shareholder that satisfies any of the Section 302 tests explained above will be treated as having sold the Shares pursuant to the offer.  A Non-U.S. Shareholder will not generally be subject to U.S. federal income tax (and would be eligible to obtain a refund of any amounts withheld as described below) on gain recognized on a sale of Shares unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Shareholder in the United States and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such Non-U.S. Shareholder, or (2) in the case of an individual Non-U.S. Shareholder, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met.  Individual Non-U.S. Shareholders who are treated, for U.S. federal income tax purposes, as having sold their Shares pursuant to the offer and that are present in the United States for 183 days or more during the year will be taxed on their gains from sales of their Shares, net of applicable U.S. gains and losses from sales or exchanges of other capital assets incurred during the year, at a flat rate of 30%.  Other Non-U.S. Shareholders that are treated as having sold their Shares pursuant to the offer and that are subject to U.S. federal income tax on such sale (as described above) will generally be taxed on such disposition in the same manner in which a U.S. Shareholder would be taxed.  If such Non-U.S. Shareholder is a corporation, it may also be required to pay a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable tax treaty) on its effectively connected earnings and profits, as determined under the Code.

If a Non-U.S. Shareholder does not satisfy any of the Section 302 tests explained above, the full amount received by the Non-U.S. Shareholder with respect to the purchase of Shares pursuant to the offer will be treated as a distribution to the Non-U.S. Shareholder with respect to the Non-U.S. Shareholder’s Shares.  The treatment, for U.S. federal income tax purposes, of such distribution as a dividend, a tax-free return of capital, or as a capital gain from the sale of Shares will be determined in the manner described above with respect to the U.S. federal income tax treatment of a purchase of Shares pursuant to the offer in the case of U.S. Shareholders   As described more fully below, to the extent amounts received by a Non-U.S. Shareholder are treated as a dividend, such Non-U.S. Shareholder will be subject to withholding of U.S. federal income tax.

Because the Fund cannot predict whether any particular shareholder will be subject to sale or distribution treatment, the depositary will generally treat the cash received by a Non-U.S. Shareholder participating in the offer as a dividend distribution.  Accordingly, the depositary will generally withhold U.S. federal income tax equal to 30% of the gross proceeds payable to the Non-U.S. Shareholder, unless (i) an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or such gross proceeds are effectively connected with the conduct of a trade or business of the Non-U.S. Shareholder within the United States and (ii) the Non-U.S. Shareholder so certifies on the appropriate IRS Form W-8 as described below.  In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Shareholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8BEN.  In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Shareholder must deliver to the depositary a properly completed and executed IRS Form W-8ECI.  If tax is withheld, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of such tax withheld if such Non-U.S. Shareholder satisfies one of the Section 302 tests described above or is otherwise able to establish that no withholding or a reduced amount of withholding is due.  Backup withholding will generally not apply to amounts subject to the 30% or treaty-reduced rate of U.S. federal income tax withholding.  Non-U.S. Shareholders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Backup Federal Income Tax Withholding.

Backup withholding will be imposed on the gross proceeds paid to a tendering U.S. Shareholder unless the U.S. Shareholder provides such U.S. Shareholder’s taxpayer identification number (i.e., employer identification number or social security number) to the depositary, certifies as to no loss of exemption from backup withholding, complies with applicable requirements of the backup withholding rules or is otherwise exempt from backup withholding.  Therefore, each tendering U.S. Shareholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding.  Certain U.S. Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements; however, such U.S. Shareholders should complete the Substitute Form W-9 to avoid erroneous backup withholding.  In addition, Non-U.S. Shareholders are subject to these backup withholding requirements.  In order for a Non-U.S. Shareholder to qualify as an exempt recipient, that Non-U.S. Shareholder must submit an appropriate IRS Form W-8 or a Substitute Form W-8.  Such statements can be obtained from the depositary.

To prevent backup U.S. federal income tax withholding, each shareholder who does not otherwise establish an exemption from such withholding must provide the depositary with the shareholder’s correct taxpayer identification number and provide certain other information by completing the Substitute Form W-9 included in the letter of transmittal.

6. Net Asset Value and Market Price Range of the Shares; Dividends on the Shares

The Shares are traded on the New York Stock Exchange.  The following table sets forth for the periods indicated the high and low price per share on the New York Stock Exchange during each such period, and the net asset value (as of the last day of each such period):

Fiscal Quarter Ended	High	Low	Net Asset Value
October 31, 2011	$11.33	$8.07	$13.69
July 31, 2011	11.52	10.00	16.41
April 30, 2011	11.09	8.87	16.12
January 31, 2011	9.75	8.46	13.97
October 31, 2010	11.48	9.74	12.30
July 31, 2010	10.12	8.47	10.86
April 30, 2010	10.10	8.41	11.19
January 31, 2010	9.68	8.37	9.88
October 31, 2009	9.20	7.54	9.76

The tender of Shares, unless and until such tendered Shares are accepted for purchase, will not affect the record ownership of any such tendered Shares for purposes of entitlement to any dividends payable by the Fund.

On January 25, 2012, the net asset value was $10.29 per share and the last reported sales price on the New York Stock Exchange was $9.44 per share, representing an 8.26% share price discount from net asset value.  Shareholders are urged to obtain current market quotations for the Shares.

7. Source and Amount of Funds; Effect of the Offer

Cost to the Fund.  The actual cost of the offer to the Fund cannot be determined at this time because the number of Shares to be purchased will depend on the number tendered, and the price will be based on the net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the tender offer expires.  If the net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the expiration date were the same as the net asset value per share on January 25, 2012, and if shareholders tender 1,082,292 Shares, the maximum number of securities we will purchase pursuant to the offer, the estimated payment by the Fund to the shareholders would be approximately $10,914,049.  See the Pro Forma Capitalization Table below.

The monies we use to purchase Shares in the offer will be obtained from cash and from sales of securities in the Fund’s investment portfolio.  There are no financing conditions to this offer.

Effect on Net Asset Value and Consideration Received by Tendering Shareholders.

The offer may have certain adverse consequences for tendering and non-tendering shareholders.

The sale of portfolio securities will cause the Fund to incur increased brokerage and related transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities less than their valuations by the Fund.  Accordingly, obtaining the cash to consummate the offer may result in a decrease in the Fund’s net asset value per share, thereby reducing the amount of proceeds received by tendering shareholders and the net asset value per share for non-tendering shareholders.  In addition, if the Fund were required to sell a substantial amount of portfolio securities to raise cash to finance the offer, the market prices of portfolio securities being sold and/or the Fund’s remaining portfolio securities may decline and hence the Fund’s net asset value may decline.

Shareholders should note, however, that the offer may result in a small accretion to the Fund’s net asset value per share following the offer, due to the fact that the tender price would represent a 2% discount to the Fund’s net asset value per share at that time.  There is no guarantee that the potential accretion to the Fund’s net asset value per share will offset, in whole or in part, the expenses of the offer.

The Fund will likely sell portfolio securities during the pendency of the offer to raise cash for the purchase of Shares.  During the pendency of the offer, consequently, and possibly after that, the Fund will likely hold a greater than normal percentage of its net assets in cash and cash equivalents.  The Fund will pay for tendered Shares it accepts for payment promptly after the expiration date of this offer.  Because the Fund will not know the number of Shares tendered until the expiration date, and will not know the price to be paid for the shares until the business day after the expiration date, the Fund will not know until the day after the expiration date the amount of cash required to pay for such Shares.  If on or prior to the expiration date, the Fund does not have, or believes it is unlikely to have, sufficient cash to pay for all Shares tendered, it may extend the offer to allow additional time to sell portfolio securities and raise sufficient cash.

Recognition of Capital Gains by the Fund.  As noted above, the Fund will likely be required to sell portfolio securities to finance the offer.  If the Fund’s tax basis for the securities sold is less than the sale proceeds, the Fund will recognize capital gains.  The Fund expects to declare and distribute any such gains (reduced by any net capital losses realized during or carried forward to the fiscal year, after offset against any short-term gains, as indicated below) to shareholders of record.  In addition, some of the distributed gains may be realized on securities held for one year or less, which (to the extent not reduced by available capital loss carryforwards) would generate income taxable to the non-tendering shareholders at ordinary income rates.  This recognition and distribution of gains, if any, would have certain negative consequences.  First, shareholders remaining at the time of a declaration of distributions would be required to pay taxes on a higher amount of distributions than otherwise would be the case.  Second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities thereby possibly being forced to realize and recognize additional capital gains.  It is impossible to predict what the amount of unrealized gains or losses would be in the Fund’s portfolio at the time that the Fund is required to liquidate portfolio securities (and the amount of capital gains or losses that would be realized and recognized).  As of October 31, 2011, there was net unrealized appreciation on investments and foreign currency transactions of $30,995,590 in the Fund’s portfolio as a whole.  As of October 31, 2011, the Fund had no capital loss carryforwards.

Tax Consequences of Repurchases to Shareholders.  Our purchase of tendered Shares pursuant to the offer will have tax consequences for tendering shareholders and may have tax consequences for non-tendering shareholders (or in certain cases tendering shareholders whose percentage interests in the Fund nonetheless increase as a result of the offer).  See Section  5 of this offer to purchase.

Higher Expense Ratio and Less Investment Flexibility.  If we purchase a substantial number of Shares pursuant to the offer, the net assets of the Fund will be reduced accordingly.  The reduced net assets of the Fund as a result of the offer will result in a higher expense ratio for the Fund and possibly in less investment flexibility for the Fund.

Reduction in Shares Outstanding.  Our purchase of Shares in the offer will reduce the number of our Shares that might otherwise trade publicly and may reduce the number of our shareholders.  Assuming the offer is fully subscribed, we will have approximately 9,740,623 Shares outstanding following the purchase of Shares tendered in the offer.  The actual number of Shares outstanding will depend on the number of Shares tendered and purchased in the offer.  This may reduce the volume of trading in the Shares and make it more difficult to buy or sell significant amounts of Shares without affecting the market price, which could adversely affect continuing shareholders.

The Shares are currently “margin securities” under the rules of the Federal Reserve Board.  This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares.  We believe that, following the purchase of Shares pursuant to the offer, the Shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Our Shares are registered under the Exchange Act, which requires, among other things, that we furnish specific information to our shareholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of our shareholders.  We believe that our purchase of Shares in the offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

Pro Forma Effects on Capitalization.  The following table sets forth the net assets of the Fund as of January 25, 2012, adjusted to give effect to the offer (excluding expenses and assuming we repurchase 1,082,292 outstanding Shares):

Pro Forma Capitalization (1)

	As of January 25, 2012	Adjustment for Purchase at $10.08 Per Share (2)	Pro Forma as Adjusted
Total net assets	$111,336,884	$(10,914,049)	$100,422,835
Shares outstanding	10,822,915	(1,082,292)	9,740,623
Net asset value per share (3)	$10.29		$10.31
———————————
(1)  This table assumes purchase by the Fund of 1,082,292  Shares, equal to approximately 10% of the Fund’s outstanding Shares as of January 25, 2012.  This table does not give effect to the estimated expenses of the offer of $175,000.

(2)  This amount represents 98% of the Fund’s net asset value as determined on January 25, 2012.  Shares tendered pursuant to the offer will be purchased at a 2% discount to net asset value on the business day following the expiration date, which may be higher or lower, and the actual net asset value per share also may be higher or lower than that shown above.

(3)  The net asset value per share of the Fund is normally determined on each day that the New York Stock Exchange is open, as of the close of regular trading on the New York Stock Exchange, and is determined by dividing the total net assets of the Fund by the number of Shares outstanding.

8. Purpose of the Offer

Purpose

The purpose of the offer is to enhance liquidity for shareholders seeking to exit the Fund at a price reflecting a smaller discount to net asset value than may be currently available in the market. The offer is being made pursuant to an enhanced Discount Management Plan adopted by the Board of Directors of the Fund in August 2010.

The enhanced Discount Management Plan contemplates that the Board of Directors will annually evaluate whether, taking into account the Fund’s performance, trading discount from net asset value and other relevant factors, the Fund should make an additional tender offer for between 5 and 15 percent of its outstanding shares of capital stock.  On June 7, 2011, the Board of Directors announced that it intended to commence a tender offer for up to 10 percent of the Fund’s outstanding shares during the fourth calendar quarter of 2011 if the Fund’s shares traded at a volume-weighted average discount of more than 7.5% for a period of ten consecutive trading days during the third quarter of 2011.  The Fund’s shares traded at such a discount; however, as previously reported in the press release announcing the dividend distribution, the tender offer was delayed until after the dividend distribution announced in November 2011 was completed in January 2012.

None of the Fund, its Board of Directors or Nomura Asset Management makes any recommendation to any shareholder as to whether to tender or refrain from tendering any of such shareholder’s Shares, and none of such persons has authorized any person to make any such recommendation.  Shareholders are urged to evaluate carefully all information in this offer to purchase, consult their own investment and tax advisors and make their own decisions whether to tender Shares.

Use of Securities Acquired

Shares acquired pursuant to the offer will be canceled and returned to the status of authorized but unissued Shares.

Plans

Except as indicated in this offer to purchase, the Fund has no present plans or proposals which relate to or would result in (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund, (2) any purchase, sale or transfer of a material amount of assets of the Fund, (3) any material change in the present dividend policy, or indebtedness or capitalization of the Fund, except that the Fund’s dividend reinvestment plan may be temporarily suspended in connection with this offer, (4) any change to the Fund’s present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer, (5) any other material changes in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, (6) any class of equity securities of the Fund being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (7) any class or equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act, (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the Exchange Act, (9) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund, or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

The Fund’s Board of Directors intends to continue to review the Fund’s investment performance, capitalization, management and prospects.  Accordingly, the Fund reserves the right to change its plans and intentions at any time, as it deems appropriate.

9. Information Concerning the Fund

The Fund is a closed-end, non-diversified investment company organized as a Maryland corporation.  The Shares were first issued to the public in 1993.  As a closed-end investment company, the Fund differs from an open-end investment company in that it does not redeem its Shares at the election of a shareholder and does not continuously offer its Shares for sale to the public (see Section 8 of this offer to purchase).  Instead, the Shares trade on the secondary market through their listing on the NYSE.  The Fund’s investment objective is to provide shareholders with long-term capital appreciation through investment primarily in equity securities of Korean companies.  The principal executive offices of the Fund are located at Two World Financial Center, Building B, New York, New York 10281.  The Fund’s business telephone number is (800) 833-0018.

Nomura Asset Management U.S.A. Inc. (“NAM USA”) is the Fund’s manager, and has retained its parent, Nomura Asset Management Co. Ltd., (“NAM”), as the Fund’s investment adviser.  Nomura Asset Management Hong Kong Limited (NAM-Hong Kong”) and Nomura Asset Management Singapore Limited (“NAM-Singapore”), subsidiaries of NAM, act as investment sub-advisers for the Fund.  The amounts paid by the Fund to NAM USA and its affiliates for these services are disclosed in the Fund’s financial statements and the notes to the financial statements, which can be found in the Fund’s annual and semi-annual reports.

The Fund is subject to the information and reporting requirements of the Investment Company Act of 1940 and is obligated to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters.  The Fund has also filed a tender offer statement on Schedule TO with the Securities and Exchange Commission.  Such reports and other information should be available for inspection at the public reference room at the Securities and Exchange Commission’s office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The Fund’s filings are also available to the public on the Securities and Exchange Commission’s internet site (http://www.sec.gov).  Copies may be obtained, by mail, upon payment of the Securities and Exchange

Commission’s customary charges, by writing to its Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549.

10. Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares

The directors and officers of the Fund and the aggregate number and percentage of the Shares each of them beneficially owns as of January 15, 2012 is set forth in the table below.  The address of each of them is in care of the Fund at Two World Financial Center, Building B, New York, New York 10281.

Name and Position	Aggregate Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Non-Interested Directors:
Rodney A. Buck	6,000	*
David B. Chemidlin	0	0%
Phillip Goldstein**	4,225.9114	*
E. Han Kim	0	0%
Chor Weng Tan	5,251	*

Interested Director:
Shigeru Shinohara ***	0	0%

Officers:
Kenneth L. Munt, Vice President	0	0%
Rita Chopra-Brathwaite, Vice President	0	0%
Neil A. Daniele, Secretary and Chief Compliance Officer	0	0%
Robert Kleinman, Treasurer	0	0%
Amy J. Marose, Assistant Treasurer	0	0%
——————————————
*	Less than 1%

**
Mr. Goldstein has advised the Fund that accounts advised by Brooklyn Capital Management, LLC, of which Mr. Goldstein is a principal, owned, in the aggregate, 26,388 Shares of the Fund at January 15, 2012.

***	Mr. Shinohara is also the President of the Fund. Mr. Shinohara is also president of Nomura Asset Management U.S.A. Inc., which owns 16,634.4025 Shares of the Fund.

We know of no agreement, arrangement or understanding, contingent or otherwise or whether or not legally enforceable, between (a) the Fund, any of the Fund’s officers or directors, any person controlling the Fund or any executive officer, trustee or director of any corporation or other person ultimately in control of the Fund and (b) any person with respect to any securities of the Fund (including any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

We have been advised by Mr. Goldstein that he may tender Shares pursuant to the offer, and it is our understanding that the accounts advised by Brooklyn Capital Management, LLC may also tender Shares pursuant to the offer.   We have been advised by each of our other directors and officers that such individuals do not intend to tender any Shares owned by them in the tender offer. Any Shares tendered by Mr. Goldstein, or any associate of Mr. Goldstein, will be subject to the same terms and conditions as the other Shares tendered pursuant to the offer.

11. Legal Matters; Regulatory Approvals

Except as described in this offer to purchase, we are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of Shares as contemplated by the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares as contemplated by the offer.  Should any such approval or other action be required, we currently contemplate that we will seek approval or such other action.  We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, Shares tendered in response to the offer, pending the outcome of any such matters.  There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business.  Our obligation to accept for payment and pay for Shares under the offer is subject to various conditions.  See Section 12.

12. Conditions to the Offer

Notwithstanding any other provision of the offer, the Fund will not accept tenders during any period when (a) such transactions, if consummated, would (i) result in the delisting of the Fund’s Shares from the New York Stock Exchange or (ii) impair, jeopardize or cause the loss of the Fund’s status as a regulated investment company under the Code (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the Fund level in addition to the taxation of shareholders who receive distributions from the Fund); (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (ii) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchanges, or the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (KRX), or any other exchange on which the Shares or portfolio securities held by the Fund are traded, (iii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (iv) limitation affecting the Fund imposed by federal or state authorities on the extension of credit by lending institutions, or (v) outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the good faith judgment of the Board of Directors of the Fund, impractical or inadvisable to proceed with the offer; or (c) the Board of Directors of the Fund determines in good faith that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Fund or its shareholders.

The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances giving rise to any such conditions or may be waived by the Fund in whole or in part at any time and from time to time in its sole discretion.  The failure by the Fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.  Any determination by the Fund concerning the events described in this Section 12 shall be final and binding on all parties.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the offer may, in certain circumstances, be extended in connection with any such change or waiver.

If the offer is suspended or postponed, the Fund will provide notice to shareholders of such suspension or postponement.

13. Fees and Expenses

We have retained The Altman Group to act as information agent and Computershare Trust Company, N.A. to act as depositary in connection with the offer.  The information agent may contact holders of Shares by mail, telephone, telegraph and in person and may request that brokers, dealers, commercial banks, trust companies and other nominee shareholders forward materials relating to the offer to beneficial owners.  The information agent and the depositary will each receive reasonable and customary compensation for their services, will be reimbursed by us for specified out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares under the offer, other than as described above.  We will, however, on request, reimburse brokers, dealers, commercial banks, trust companies and other persons for customary handling and mailing expenses incurred in forwarding the offer and related materials to the beneficial owners for whom they act as nominees.  No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of our investment manager, information agent or depositary for purposes of the offer.

14. Summary of Selected Financial Information

Set forth below is a summary of selected financial information for the Fund for the fiscal years ended October 31, 2011 and October 31, 2010. The financial information for the fiscal years ended October 31, 2011 and October 31, 2010 is excerpted from the Fund’s audited financial statements. The Fund’s audited financial statements for the fiscal years ended October 31, 2011 and October 31, 2010 are included in that Fund’s 2011 and 2010 Annual Reports, respectively, which are incorporated by reference into this Offer to Purchase.  More comprehensive financial information is included in the Fund’s audited financial statements, copies of which have been filed with the Securities and Exchange Commission (the “SEC”). You may request a copy of the Fund’s Annual Report at no charge at www.nomura.com or by calling 1-800-833-0018 between 8:00 a.m. and 6:00 p.m., New York City Time, any business day. The summary of the Fund’s selected financial information set forth below is qualified in its entirety by reference to such Annual Reports and the financial information, the notes thereto and related material contained therein.

SUMMARY OF SELECTED FINANCIAL INFORMATION

	For the Year Ended October 31, 2011	For the Year Ended October 31, 2010
STATEMENT OF OPERATIONS
Total income	$1,012,048	$1,337, 659
Total expenses	2,486,371	2,140,964
Net investment income (loss)*	(1,474,323)	(803,305)

REALIZED AND UNREALIZED GAIN (LOSS)
Net realized gain (loss) from investments and foreign currency transactions	$30,525,217	$14,237,863
Change in net unrealized appreciation on investments and on translation of foreign currency and other assets and liabilities denominated in foreign currency transactions	$(15,584,667)	$14,614,419
Net increase in net assets resulting from investment operations	$13,466,227	$28,048,977

ASSETS AND LIABILITIES
Total assets	$121,424,169	$136,336,311
Total liabilities	229,170	309,932
Net assets	$121,194,999 **	$136,026,379

FINANCIAL HIGHLIGHTS
SELECTED DATA FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD
Net Asset Value, beginning of period	$12.30	$9.76
Net investment income (loss)*	(0.16)	(0.07)
Net realized and unrealized gain (loss) on investments and foreign currency transactions	1.49	2.61
Total from investment operations	1.33	2.54

Effect of prior tender offer	$0.06	—
Dividends from net investment income, net	$0.00	$0.00
Net asset value per share, end of period	$13.69	$12.30
Market value, end of period	$12.41	$11.25

RATIOS TO AVERAGE NET ASSETS
Operating expenses	1.90%	1.81%
Net investment income (loss)	(1.13%)	(0.68%)
Portfolio turnover	75%	52%
*Based on average shares outstanding
**On January 18, 2012, the Fund paid a dividend distribution comprised of 1,973,003 Shares (valued at approximately $18.2 million) and approximately $9.0 million in cash.

15. Miscellaneous

The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law.  If we become aware of any jurisdiction where the making of the offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law.

In accordance with Rule 13e-4 under the Exchange Act, we have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO that contains additional information with respect to the offer.  The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the places and in the manner set forth in Section 9.

We have not authorized any person to make any recommendation on our behalf regarding whether you should tender or refrain from tendering your Shares in the offer.  We have not authorized any person to provide any information or make any representation in connection with the offer, other than those contained in this offer to purchase or in the letter of transmittal.  You should not rely upon any recommendation, information or representation that is given or made to you as having been authorized by the Fund, our investment manager, the Fund’s transfer agent, the depositary or the information agent.

KOREA EQUITY FUND, INC.

January 31, 2012

The letter of transmittal, certificates for Shares and any other required documents should be sent or delivered by each Fund shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary as follows:

The Depositary for the Tender Offer is:

By First Class Mail:	By Registered, Certified or Express Mail, or Overnight Courier:

Computershare	Computershare
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	Suite V
Providence, RI 02940-3011	250 Royall Street
Canton, MA 02021

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the depositary.

Any questions, requests for assistance or requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number or address set forth below.  You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer.  To confirm delivery of Shares, shareholders are directed to contact the depositary.

The Information Agent for the Tender Offer is:

One Grand Central Place, Suite 916

New York, NY 10165

Banks and Brokers Call:  (212) 400-2605

All Others Call:  (800) 317-8025

Exhibit (a)(l)(ii)

LETTER OF TRANSMITTAL

TO ACCOMPANY SHARES OF COMMON STOCK

OF

KOREA EQUITY FUND, INC.
TENDERED PURSUANT TO THE OFFER TO PURCHASE
DATED JANUARY 31, 2012

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON MARCH 5, 2012, UNLESS THE OFFER IS EXTENDED.

The Depositary for our Offer is:
Computershare Trust Company, N.A.

By First Class Mail:	By Registered, Certified or Express Mail, or Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

YOU SHOULD READ CAREFULLY THIS LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, BEFORE YOU COMPLETE IT.  FOR THIS LETTER OF TRANSMITTAL TO BE VALIDLY DELIVERED, IT MUST BE RECEIVED BY THE DEPOSITARY AT ONE OF THE ABOVE ADDRESSES BEFORE OUR OFFER EXPIRES (IN ADDITION TO THE OTHER REQUIREMENTS DETAILED IN THIS LETTER OF TRANSMITTAL AND ITS INSTRUCTIONS).  DELIVERY OF THIS LETTER OF TRANSMITTAL TO ANOTHER ADDRESS WILL NOT CONSTITUTE A VALID DELIVERY.  DELIVERIES TO THE FUND, THE FUND'S TRANSFER AGENT, THE INFORMATION AGENT OR THE BOOK-ENTRY TRANSFER FACILITY WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT CONSTITUTE A VALID DELIVERY.

DESCRIPTION OF SHARES TENDERED (See instructions 3 and 4)
Name(s) and Address(es) of Registered Holder(s) (please fill in exactly as name(s) appear(s) on Certificate(s))	Shares Tendered For Certificates Enclosed(1) (Attach Additional Signed List if Necessary)
Please complete the section “Designation” if you wish to designate the order (by certificate number) in which you wish to tender your shares in the event of proration. (1)(3)	Certificate Number(s)	Total Number of Shares Evidenced by Certificate(s)	Number of Shares Tendered(2)

Total Certificated Shares Tendered:
Total Shares Tendered by Book-Entry: (4)
Total Shares Tendered:
(1) Need not be completed by shareholders who tender shares by book-entry transfer.
(2) Unless otherwise indicated, it will be assumed that all shares represented by any certificates delivered to the depositary are being tendered. See instruction 4.
(3) Completion of such section is optional. See Instruction 13.
(4) If shares that are being tendered are shares held by the transfer agent pursuant to the fund's dividend reinvestment plan, shareholders should so indicate on page 3.

VOLUNTARY CORPORATE ACTION COY

DESIGNATION

If you wish to designate the order (by certificate number) in which you wish to tender your shares in the event of proration, fill out the following box and keep a copy for your records (attach an additional signed list if necessary). You are not required to complete this box.

Order	Certificate Number
1st
2nd
3rd
4th
5th
6th
7th

WHEN THIS LETTER OF TRANSMITTAL SHOULD BE USED:

You should complete this letter of transmittal only if:

•
You are including with this letter of transmittal certificates representing shares that you are tendering (or the certificates will be delivered pursuant to a notice of guaranteed delivery you have previously sent to the depositary); or

•
You are concurrently tendering shares by book-entry transfer to the account maintained by the depositary at The Depository Trust Company (the “book-entry transfer facility”) pursuant to Section 2 of the offer to purchase and you are not using an agent’s message (as defined in instruction 2); or

•	You hold fund shares on deposit directly with Computershare Trust Company, N.A., the fund's transfer agent, and do not have certificates for these shares.

If you want to tender your shares into our offer but (1) your certificates are not immediately available or cannot be delivered to the depositary by the expiration of the offer, (2) you cannot deliver all documents required by this letter of transmittal to the depositary before our offer expires, or (3) you cannot comply with the procedure for book-entry transfer on a timely basis, you can still tender your shares if you comply with the guaranteed delivery procedure set forth in Section 2 of the offer to purchase. See instruction 2.

VOLUNTARY CORPORATE ACTION COY: KEF

ADDITIONAL INFORMATION REGARDING TENDERED SHARES

[  ]              Check here if any certificate evidencing the shares you are tendering with this letter of transmittal has been lost, stolen, destroyed or mutilated. If so, you must complete an affidavit of loss and return it with your letter of transmittal. A bond may be required to be posted by you to secure against the risk that the certificates may be recirculated. Please call Computershare Trust Company, N.A., the fund's transfer agent, at (800) 426-5523 (domestic calls) or (781) 575-2879 (foreign calls) to obtain an affidavit of loss, for further instructions and for a determination as to whether you will need to post a bond. See instruction 12.

[  ]              Check here if tendered shares are being delivered by book-entry transfer made to an account maintained by the depositary with the book-entry transfer facility and complete the following (only financial institutions that are participants in the system of the book-entry transfer facility may deliver shares by book-entry transfer):

Name of Tendering Institution:_____________________________________________________________

Account Number:_______________________________________________________________________

Transaction Code Number:________________________________________________________________

[  ]              Check here if tendered shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the depositary and complete the following:

Name(s) of Registered Owner(s):___________________________________________________________

Date of Execution of Notice of Guaranteed Delivery:___________________________________________

Name of Institution that Guaranteed Delivery:_________________________________________________

Account Number:________________________________________________________________________

[  ]              Check here if tendered shares are from the Dividend Reinvestment Plan and complete the following:

[ ] Check here to instruct the depositary to tender on behalf of the undersigned ALL the shares credited to the Dividend Reinvestment Plan account of the undersigned

[ ] Check here to instruct the depositary to tender on behalf of the undersigned the following number of shares credited to the Dividend Reinvestment Plan account of the undersigned:_________________

VOLUNTARY CORPORATE ACTION COY: KEF

SPECIAL PAYMENT INSTRUCTIONS
(See instructions 1, 5, 6 and 8)

Complete this box ONLY if you want certificate(s) for shares not tendered or not purchased and/or any check for the purchase price to be issued in the name of someone other than you, or if you want shares that you delivered by book-entry transfer facility to be credited to an account other than the one designated earlier.

Mail:       [  ] Check
                [  ] Certificate to:

Name:___________________________________________________________________
(PLEASE PRINT)

Address:_________________________________________________________________

_______________________________________________________________
(INCLUDE ZIP CODE)

________________________________________________________________________
(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)

[  ] Credit shares delivered by book-entry transfer and not purchased to the account set forth below:

Account No.:
_______________________________________________________________

_______________________________________________________________

_______________________________________________________________

SPECIAL DELIVERY INSTRUCTIONS
(See instructions 1, 5, 6 and 8)

Complete this box ONLY if you want certificate(s) for shares not tendered or not purchased and/or any check for the purchase price, where such shares and check are to be issued in your name, to be mailed or sent to someone other than you or to you at an address other than the one shown above.

Mail:       [  ] Check
                [  ] Certificate to:

Name:____________________________________________________________________
(PLEASE PRINT)

Address:__________________________________________________________________

________________________________________________________________
(INCLUDE ZIP CODE)

_________________________________________________________________________
(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER)

VOLUNTARY CORPORATE ACTION COY: KEF

We have no obligation, pursuant to the “Special Payment Instructions,” to transfer any certificates for shares from the name of its registered holder(s), or to order the registration or transfer of any shares tendered by book-entry transfer, if we do not purchase any of the shares represented by such certificate or tendered by such book-entry transfer.

VOLUNTARY CORPORATE ACTION COY: KEF

NOTE: SIGNATURES MUST BE PROVIDED IN THE BOX BELOW LABELED
“IMPORTANT -- SHAREHOLDERS SIGN HERE”

IF YOU WANT TO TENDER YOUR SHARES,
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

To Computershare Trust Company, N.A.:

The undersigned hereby tenders to Korea Equity Fund, Inc. a Maryland corporation (the “fund”), the above-described shares of common stock of Korea Equity Fund, Inc., par value $0.10 per share, at a price per share equal to 98% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the tender offer expires, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 31, 2012, receipt of which is hereby acknowledged, and in this letter of transmittal which, together with the offer to purchase each, as amended or supplemented from time to time, together constitute the offer.

Subject to, and effective upon, acceptance for payment of the shares tendered in accordance with the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of the extension or amendment, the undersigned agrees to sell, assign and transfer to, or upon the order of, the fund, all right, title and interest in and to all shares tendered and orders the registration of all shares tendered by book-entry transfer that are purchased under the offer to or upon the order of the fund and irrevocably constitutes and appoints the depositary as the true and lawful agent and attorney-in-fact of the undersigned with respect to the shares with full knowledge that the depositary also acts as the agent of the fund, with full power of substitution (the power of attorney being deemed to be an irrevocable power coupled with an interest), to:

1.
deliver certificate(s) representing the shares or transfer ownership of the shares on the account books maintained by the book-entry transfer facility, together, in either case, with all accompanying evidences of transfer and authenticity, to, or upon the order of, the fund upon receipt by the depositary, as the undersigned’s agent, of the purchase price with respect to the shares;

2.	present certificates for the shares for cancellation and transfer on the fund's books; and

3.
receive all benefits and otherwise exercise all rights of beneficial ownership of the shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions of the offer.

The undersigned covenants, represents and warrants to the fund that:

1.
the undersigned has full power and authority to tender, sell, assign and transfer the shares tendered hereby and, when and to the extent accepted for payment, the fund will acquire good, marketable and unencumbered title to the tendered shares, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer of the shares, and not subject to any adverse claims;

2.
the undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 of the offer to purchase and in the instructions to this letter of transmittal will constitute the undersigned’s acceptance of the terms and conditions of the offer, including the undersigned’s representation and warranty that (a) the undersigned has a “net long position,” within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, in the shares or equivalent securities at least equal to the shares being tendered, and (b) the tender of shares complies with Rule 14e-4;

3.
the undersigned will, upon request, execute and deliver any additional documents deemed by the depositary or the fund to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered; and

4.	the undersigned has read, understands and agrees to all of the terms of the offer.

The undersigned understands that the fund's acceptance of shares tendered pursuant to any one of the procedures described in Section 2 of the offer to purchase and in the instructions to this letter of transmittal will constitute a binding agreement between the undersigned and the fund upon the terms and subject to the conditions of

VOLUNTARY CORPORATE ACTION COY: KEF

the offer. The undersigned acknowledges that under no circumstances will the fund pay interest on the purchase price, including, without limitation, by reason of any delay in making payment.

The name(s) and address(es) of the registered holder(s) should be printed, if they are not already printed above, exactly as they appear on the certificates evidencing shares tendered. The certificate numbers, the number of shares evidenced by the certificates and the number of shares that the undersigned wishes to tender should be set forth in the appropriate boxes above.

The purchase price of the shares will equal 98% of their net asset value (a 2% discount) as of the close of regular trading on the New York Stock Exchange on March 6, 2012, or if the offer is extended, on the business day following the date to which the offer is extended.  All shares validly tendered on or before the expiration date and not properly withdrawn will be purchased, subject to the conditions of the offer and proration provisions described in the offer to purchase. If any tendered shares are not accepted for payment pursuant to the terms and conditions of the offer for any reason, such shares will be returned without expense to the shareholder in accordance with Section 4 of the offer to purchase.

The undersigned recognizes that under the circumstances set forth in the offer to purchase, the fund may terminate or amend the offer; may postpone the acceptance for payment of, or the payment for, shares tendered; or may accept for payment fewer than all of the shares tendered.  The undersigned understands that certificate(s) for any shares not tendered or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” above.  The undersigned acknowledges that the fund has no obligation, pursuant to the “Special Payment Instructions” box, to transfer any certificate for shares from the name of its registered holder(s), or to order the registration or transfer of any shares tendered by book-entry transfer, if the fund does not purchase any of the shares represented by such certificate or tendered by such book-entry transfer.

The check for the aggregate net purchase price for the shares tendered and purchased will be issued to the order of the undersigned and mailed to the address indicated above, unless otherwise indicated in the boxes entitled “Special Payment Instructions” or “Special Delivery Instructions” above.

All authority conferred or agreed to be conferred by this letter of transmittal will survive the death or incapacity of the undersigned, and any obligation of the undersigned will be binding on the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and legal representatives of the undersigned.  Except as stated in the offer to purchase, this tender is irrevocable.

VOLUNTARY CORPORATE ACTION COY: KEF

IMPORTANT

SHAREHOLDERS SIGN HERE
(PLEASE COMPLETE AND RETURN THE ATTACHED SUBSTITUTE FORM W-9)

(The registered holder(s) must sign this document exactly as name(s) appear(s) on certificate(s) for shares or on a security position listing or the person(s) authorized to become the registered holder(s) by certificates and documents transmitted with this letter of transmittal must sign this document. If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity is signing this document, please set forth your full title and see instruction 5.)

_______________________________________________________________________________
(Signature of Owner)

Dated:__________________________________________________________________________

Name(s):________________________________________________________________________

Capacity (full title):________________________________________________________________

Address:_________________________________________________________________________
 (Include Zip Code)

Daytime Area Code and Telephone Number:____________________________________________

Tax Identification or Social Security Number:___________________________________________
(See Substitute Form W-9)

GUARANTEE OF SIGNATURE(S)
(See instructions 1 and 5)

Authorized Signature:______________________________________________________________

Name:___________________________________________________________________________
(Please Print)

Title:____________________________________________________________________________

Name of Firm:_____________________________________________________________________

Address:__________________________________________________________________________
(Include Zip Code)

Area Code and Telephone Number:_____________________________________________________

Dated:____________________________________________________________________________

VOLUNTARY CORPORATE ACTION COY: KEF

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number (TIN) and Certification	Name: Address:	Individual/sole proprietor ☐ Partnership ☐ Corporation ☐ Limited liability company ☐ Enter the tax classification (D = disregarded entity, C = corporation, P = partnership) ______ Other (specify) ☐
Exempt from backup withholding ☐
PART I.TAXPAYER IDENTIFICATION NUMBER (TIN)
Please provide your TIN in the space at right and certify by signing and dating below. If awaiting TIN, write “Applied For.”		SSN: or EIN:
PART II.CERTIFICATION
Under penalties of perjury, I certify that:
(1)The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); and
(2)I am not subject to backup withholding either because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)  I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS -- You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

Signature

Date:                       , 2012

NOTE:
FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN IRS PENALTIES AND BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.  PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TIN ON SUBSTITUTE FORM W-9 (“W-9 GUIDELINES”) FOR ADDITIONAL DETAILS.  YOU MUST ALSO COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING (OR WILL SOON APPLY FOR) A TIN.

CERTIFICATE OF AWAITING TIN

I certify under penalties of perjury that a TIN has not been issued to me, and either (1) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a TIN.

___________________________________________
Signature

___________________________________________
Name (Please Print)                                                                      Date: ______________, 2012

VOLUNTARY CORPORATE ACTION COY: KEF

[INSERT GRAPHIC]

VOLUNTARY CORPORATE ACTION COY: KEF

GUIDELINES FOR CERTIFICATION OF TIN ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payor.  The TIN for an individual is the individual’s Social Security number.  Social Security numbers have nine digits separated by two hyphens: e.g., 000-00-0000.  The TIN for an entity is the entity’s Employer Identification Number.  Employer Identification Numbers have nine digits separated by one hyphen: e.g., 00-0000000.  The table below will help determine the number to give the Payor.

For this type of account:	Give the NAME and SOCIAL SECURITY number of-	For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION number of-
1. An individual account	The individual	6. Disregarded entity not owned by an individual	The owner
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)	7. A valid trust, estate or pension trust	The legal entity (4)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	8. Corporation or LLC electing corporate status on Form 8832	The corporation
4.a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee (1)	9. Association, club, religious, charitable, educational or other tax- exempt organization	The organization
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	10. Partnership or multimember LLC	The partnership
5. Sole proprietorship or disregarded entity owned by an individual	The owner(3)	11. A broker or registered nominee	The broker or nominee
		12. Account with the Department of Agriculture in the name of a public entity (such as state or local government, school district, or prison) that receives agricultural program payments.	The public entity
(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minor’s name and furnish the minor’s Social Security number.
(3)
You must show your individual name, but you may also enter your business or “doing business as” name.  You may use either your Social Security number or taxpayer identification number (if you have one), but the IRS encourages you to use your Social Security number.

(4)
List first and circle the name of the trust, estate, or pension trust.  (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:  If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

VOLUNTARY CORPORATE ACTION COY: KEF

GUIDELINES FOR CERTIFICATION OF TIN ON SUBSTITUTE FORM W-9

Section references are to the Internal Revenue Code.

Obtaining a Number. If you don't have a TIN or you don't know your number, obtain Social Security Administration Form SS-5, Application for a Social Security Card, or IRS Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the IRS and apply for a number.

Payees Exempt from Backup Withholding. The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except item (9). For broker transactions, payees listed in (1) through (13) are exempt.  A person registered under the Investment Advisers Act of 1940 who regularly acts as a broker is also exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7), except that the following payments made to a corporation and reportable on IRS Form 1099-MISC are not exempt from backup withholding or information reporting: medical and health care payments, attorneys' fees and payments for services paid by a federal executive agency. Only payees described in items (2) through (6) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1)	A corporation.
(2)	An organization exempt from tax under section 501(a), any individual retirement plan (“IRA”), or a custodial account under 403(b)(7) if the account satisfies the requirements of section 401(f)(2).
(3)	The United States or any of its agencies or instrumentalities.
(4)	A State, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
(5)	A foreign government or any of its political subdivisions, agencies, or instrumentalities.
(6)       An international organization or any of its agencies or instrumentalities.
(7)	A foreign central bank of issue.
(8)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
(9)       A futures commission merchant registered with the Commodity Futures Trading Commission.
(10)	A real estate investment trust.
(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12)     A common trust fund operated by a bank under section 584(a).
(13)	A financial institution.
(14)	A middleman known in the investment community as a nominee or custodian.
(15)     A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends generally not subject to backup withholding also include the following:

•	Payments to nonresident aliens subject to withholding under section 1441.
•	Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident partner.
•	Payments of patronage dividends not paid in money.
•	Payments made by certain foreign organizations.
•	Section 404(k) distributions made by an ESOP.

Payments of interest generally not subject to backup withholding include the following:

•
Payments of interest on obligations issued by individuals. NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct TIN to the payer.

VOLUNTARY CORPORATE ACTION COY: KEF

•	Payments described in section 6049(b)(5) to nonresident aliens.
•	Payments on tax-free covenant bonds under section 1451.
•	Payments made by certain foreign organizations.
•	Mortgage or student loan interest paid to you.

Payments that are not subject to information reporting are also not subject to backup withholding. For details see sections 6041, 6041(A), 6042, 6044, 6045, 6049, 6050A and 6050N, and the regulations under such sections.

Privacy Act Notice. Section 6109 requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return.  The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, States, the District of Columbia, and U.S. possessions to carry out their tax laws.  You must provide your TIN whether or not you are required to file a tax return. The IRS may also disclose this information to other countries under a tax treaty, to federal and State agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a TIN to a payer. Certain penalties may also apply.

Penalties.

1.
Penalty for Failure to Furnish TIN. -- If you fail to furnish your TIN to a payer, you are subject to a penalty or $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

2.
Civil Penalty for False Information With Respect to Withholding. -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

3.	Criminal Penalty for Falsifying Information. – Willfully falsifying certifications or affirmations may be subject to criminal penalties including fines and/or imprisonment.

4.	Misuse of TINs.-- If the requester discloses or uses TINs in violation of Federal Law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
ADVISOR OR THE INTERNAL REVENUE SERVICE.

VOLUNTARY CORPORATE ACTION COY: KEF

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF OUR OFFER

1.                 Guarantee Of Signatures.  Depending on how the certificates for your shares are registered and to whom you want payments or deliveries made, you may need to have the signatures on this letter of transmittal guaranteed by an "eligible guarantor institution", as such term is defined below. No signature guarantee is required if either:

•
this letter of transmittal is signed by the registered holder(s) of the shares tendered (which, for these purposes, includes any participant in the book-entry transfer facility whose name appears on a security position listing as the owner of the shares) exactly as the name of the registered holder(s) appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder; or

•
the shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, each such entity, referred to as an “eligible guarantor institution.”

In all other cases, including if you have completed either the box entitled “Special Payment Instructions” or “Special Delivery Instructions” above, an eligible guarantor institution must guarantee all signatures on this letter of transmittal. You may also need to have any certificates you deliver endorsed or accompanied by a stock power, and the signatures on these documents also may need to be guaranteed. See instruction 5.

2.                 Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.  For your shares to be properly tendered, either (1) or (2) below must happen:

(1)  The depositary must receive all of the following at its address above in this letter of transmittal before or on the date our offer expires:

•	either (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described in this instruction, and

•
either (a) properly completed and executed letter of transmittal, including any required signature guarantees, or (b) an “agent’s message” of the type described in this instruction 2 in the case of a book-entry transfer, and

•    any other documents required by this letter of transmittal.

(2)  You must comply with the guaranteed delivery procedure set forth below.

Book-Entry Delivery.  Any institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Delivery of this letter of transmittal or any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

Agent’s Message.  The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of this letter of transmittal and that we may enforce the agreement against them.

VOLUNTARY CORPORATE ACTION COY: KEF

Guaranteed Delivery.  If you wish to tender your shares but your share certificate(s) are not immediately available or cannot be delivered to the depositary before the offer expires, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the offer expires, your shares may still be tendered, if all of the following conditions are satisfied:

•    the tender is made by or through an eligible guarantor institution;

•
the depositary receives by mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form provided with this letter of transmittal, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	all of the following are received by the depositary within three New York Stock Exchange trading days after the date of receipt by the depositary of the notice of guaranteed delivery:

-	either (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described in this instruction 2;

-
either (a) a properly completed and executed letter of transmittal, including any required signature guarantees, or (b) an “agent’s message” of the type described in this instruction 2 in the case of a book-entry transfer; and

-	any other documents required by this letter of transmittal.

The method of delivering all documents, including share certificates, this letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, we recommend you use registered mail with return receipt requested, properly insured.  In all cases, sufficient time should be allowed to ensure timely delivery.

3.                 Inadequate Space.  If the space provided in the box entitled “Description of Shares Tendered” above is inadequate, the certificate numbers and/or the number of shares should be listed on a separate signed schedule and attached to this letter of transmittal.

4.                 Partial Tenders and Unpurchased Shares.  (This paragraph does not apply to shareholders who tender by book-entry transfer.) If fewer than all of the shares evidenced by any certificate are to be tendered, fill in the number of shares that are to be tendered in the column entitled “Number of Shares Tendered” in the box entitled “Description of Shares Tendered” above. In that case, if any tendered shares are purchased, a new certificate for the remainder of the shares (including any shares not purchased) evidenced by the old certificate(s) will be issued and sent to the registered holder(s), unless otherwise specified in either the box entitled “Special Payment Instructions” or “Special Delivery Instructions” in this letter of transmittal, as soon as practicable after the expiration date. Unless otherwise indicated, all shares represented by the certificate(s) set forth above and delivered to the depositary will be deemed to have been tendered.

If any tendered shares are not purchased or are properly withdrawn, or if fewer than all shares evidenced by a shareholder’s certificates are tendered, certificates for unpurchased shares will be returned as soon as practicable after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility. In each case, we will not charge the shareholder for costs we incur returning or crediting the shares to the shareholder.

5.                 Signatures on Letter of Transmittal; Stock Powers and Endorsements; Exact Signature.  If this letter of transmittal is signed by the registered holder(s) of the shares tendered, the signature(s) must

VOLUNTARY CORPORATE ACTION COY: KEF

correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

Joint Holders.  If the shares tendered are registered in the names of two or more joint holders, each holder must sign this letter of transmittal.

Different Names on Certificates.  If any tendered shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of certificates.

Endorsements.  When this letter of transmittal is signed by the registered holder(s) of the shares tendered, no endorsements of certificates representing the shares or separate stock powers are required unless payment is to be made or the certificates for shares not tendered or not purchased are to be issued to a person other than the registered holder(s). Signature(s) on the certificate(s) must be guaranteed by an eligible institution.

If this letter of transmittal is signed by a person other than the registered holder(s) of the certificates listed, or if payment is to be made or certificates for shares not tendered or not purchased are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificates, and the signatures on the certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

Signatures of Fiduciaries.  If this letter of transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, that person should so indicate when signing and must submit proper evidence satisfactory to us of his or her authority to so act.

6.                 Stock Transfer Taxes.  Except as provided in this instruction 6, no stock transfer tax stamps or funds to cover tax stamps need accompany this letter of transmittal.  We will pay any stock transfer taxes payable on the transfer to us of shares purchased pursuant to our offer.  If, however,

•    payment of the purchase price is to be made to any person other than the registered holder(s);

•	shares not tendered or rejected for purchase are to be registered in the name(s) of any person(s) other than the registered holder(s); or

•	certificates representing tendered shares are registered in the name(s) of any person(s) other than the person(s) signing this letter of transmittal,

then the depositary will deduct from the purchase price the amount of any stock transfer taxes (whether imposed on the registered holder(s), other person(s) or otherwise) payable on account of the transfer to that person, unless satisfactory evidence of the payment of the taxes or any exemption therefrom is submitted.

7.                 Special Payment and Delivery Instructions.  If certificate(s) for shares not tendered or not purchased and/or check(s) are to be issued in the name of a person other than the signer of this letter of transmittal or if the certificates and/or checks are to be sent to someone other than the person signing this letter of transmittal or to the signer at a different address, the box entitled “Special Payment Instructions” and/or the box entitled “Special Delivery Instructions” on this letter of transmittal should be completed as applicable and signatures must be guaranteed as described in instruction 1.

8. Irregularities.  All questions as to the number of shares to be accepted and the validity (including time of receipt), form, eligibility and acceptance for payment of any tender of shares will be determined by us in our sole discretion. Our determination will be final and binding on all parties. We reserve the absolute

VOLUNTARY CORPORATE ACTION COY: KEF

right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder.  No tender of shares will be deemed to be properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us.  None of the fund, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender, or incur any liability for failure to give any such notification.  Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and these instructions, will be final and binding.  By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

9. Questions and Requests for Assistance and Additional Copies.  Questions and requests for additional copies of the offer to purchase, this letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number and address set forth the back page of the offer to purchase and set forth below.

10. U.S. Federal Income Tax Backup Withholding.  U.S. federal income tax laws generally require that a tendering shareholder provide the depositary with such shareholder’s correct TIN, which, in the case of a shareholder who is an individual, is his or her social security number. If the tendering shareholder is a nonresident alien or a foreign entity, other requirements (as described below) will apply. If the depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such tendering shareholder may be subject to a $50 penalty imposed by the IRS.  In addition, failure to provide the depositary with the correct TIN or an adequate basis for an exemption from backup withholding may result in backup withholding on payments made to the tendering shareholder or other payee pursuant to the offer at a current rate of 28%.  If withholding results in an overpayment of taxes, the tendering shareholder may be able to obtain a refund from the IRS.

Exempt shareholders (including, among others, all corporations) are not subject to these backup withholding and reporting requirements. See the enclosed W-9 Guidelines for additional instructions.

To prevent backup withholding, each tendering shareholder that is a U.S. person (including a resident alien) must provide its correct TIN by completing the Substitute Form W-9 set forth above, certifying, under penalties of perjury, that such shareholder is a U.S. person (including a resident alien), that the TIN provided is correct (or that such shareholder is awaiting a TIN) and that (i) such shareholder is exempt from backup withholding, or (ii) such shareholder has not been notified by the IRS that such shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified such shareholder that such shareholder is no longer subject to backup withholding. If the shares are in more than one name or are not in the name of the actual owner, such shareholder should consult the W-9 Guidelines for information on which TIN to report. If such shareholder does not have a TIN, such shareholder should consult the W-9 Guidelines for instructions on applying for a TIN, and should write “Applied For” in the space reserved for the TIN, as shown on Substitute Form W-9. Note: Writing “Applied For” on the Substitute Form W-9 means that such shareholder has already applied for a TIN or that such shareholder intends to apply for one in the near future.

A tendering shareholder that is a non-resident alien or a foreign entity must submit the appropriate completed IRS Form W-8 (generally IRS Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) to avoid backup withholding. The appropriate form may be obtained via the IRS website at www.irs.gov or by contacting the depositary at one of the addresses on the face of this letter of transmittal.

FAILURE TO COMPLETE SUBSTITUTE FORM W-9, IRS FORM W-8BEN OR ANOTHER APPROPRIATE FORM MAY RESULT IN BACKUP WITHHOLDING AT THE RATE DESCRIBED ABOVE ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

VOLUNTARY CORPORATE ACTION COY: KEF

11.  U.S. Federal Income Tax Withholding on Non-U.S. Shareholders.  The depositary will generally withhold U.S. federal income taxes equal to 30% of the gross proceeds payable to a Non-U.S. Shareholder (as defined below), unless (i) an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or such gross proceeds are effectively connected with the conduct of a trade or business of the Non-U.S. Shareholder within the United States and (ii) the Non-U.S. Shareholder so certifies on the appropriate IRS Form W-8 as described below.  In order to obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Shareholder must deliver to the depositary a properly completed and executed IRS Form W-8BEN.  In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Shareholder must deliver to the depositary a properly completed and executed IRS Form W-8ECI.  If tax is withheld, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of such tax withheld if such Non-U.S. Shareholder satisfies one of the Section 302 tests described in the offer to purchase or is otherwise able to establish that no withholding or a reduced amount of withholding is due.  Backup withholding (as described in Instruction 11) will generally not apply to amounts subject to the 30% or treaty-reduced rate of U.S. federal income tax withholding.  Non-U.S. Shareholders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

As used herein, a “Non-U.S. Shareholder” means a shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iii) a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (iv) an estate the income of which is subject to U.S. federal income taxation regardless of the source of the income, or (v) a trust if it (x) is subject to the supervision of a court within the U.S. and one or more U.S. persons has the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

12. Lost, Stolen, Destroyed or Mutilated Certificates.  If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact Computershare Trust Company, N.A., the transfer agent for our shares, at (781) 575-2879 for international calls and (800) 426-5523 (toll free) for domestic calls, for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with this letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact Computershare Trust Company, N.A. immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

13. Order of Purchase in Event of Proration.  As described in Section 1 of the offer to purchase, shareholders can designate in the “Designation” box of this letter of transmittal the order in which they wish to have their shares purchased if, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased in the offer.  The order of purchase may have an effect on the federal income tax treatment of the purchase price for the shares purchased. See Sections 1 and 5 of the offer to purchase.

VOLUNTARY CORPORATE ACTION COY: KEF

IMPORTANT.  This letter of transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, and any other required documents, must be received by the depositary on or before March 5, 2012, or such later date to which the offer is extended, and either certificates for tendered shares must be received by the depositary or shares must be delivered pursuant to the procedures for book-entry transfer, in each case prior to the expiration of the offer, or the tendering shareholder must comply with the procedures for guaranteed delivery.

The letter of transmittal, certificates for Shares and any other required documents should be sent or delivered by each Fund shareholder or the shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary as follows:

The Depositary for the Tender Offer is:

By First Class Mail:	By Registered, Certified or Express Mail, or Overnight Courier:

Computershare	Computershare
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	Suite V
Providence, RI 02940-3011	250 Royall Street
Canton, MA 02021

Delivery of the letter of transmittal to an address other than as set forth above will not constitute a valid delivery to the depositary.

Any questions, requests for assistance or requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery may be directed to the information agent at the telephone number or address set forth below.  You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer.  To confirm delivery of Shares, shareholders are directed to contact the depositary.

The Information Agent for the Tender Offer is:

One Grand Central Place, Suite 916

New York, NY 10165

Banks and Brokers Call:  (212) 400-2605

All Others Call:  (800) 317-8025

VOLUNTARY CORPORATE ACTION COY: KEF

3

Exhibit (a)(l)(iii)

KOREA EQUITY FUND, INC.

NOTICE OF GUARANTEED DELIVERY

FOR

TENDER OF SHARES OF COMMON STOCK

This notice of guaranteed delivery, or one substantially in the form hereof, must be used to accept the tender offer by Korea Equity Fund, Inc. (the “fund”) if:

•	certificates evidencing shares of the fund's common stock, par value $0.10 per share, are not immediately available or cannot be delivered to the depositary before the expiration date (as defined in the offer to purchase);

•	the procedure for book-entry transfer described in the offer to purchase, dated January 31, 2012, and the related letter of transmittal cannot be completed on a timely basis; or

•	time will not permit all required documents, including a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), an agent’s message in the case of a book-entry transfer (as defined in the offer to purchase) and any other required documents, to reach the depositary prior to the expiration date.

This notice of guaranteed delivery, properly completed and duly executed, may be delivered by mail, overnight courier or facsimile transmission to the depositary. See Section 2 of the offer to purchase.

The Depositary for the Tender Offer is:

By First Class Mail:	By Facsimile Transmission:	By Registered, Certified or Express Mail, or Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

For this notice to be validly delivered, it must be received by the depositary at one of the above addresses before the offer expires.  Delivery of this notice to another address will NOT constitute a valid delivery.  Deliveries to the fund, the fund's transfer agent, the information agent or the book-entry transfer facility will not be forwarded to the depositary and will NOT constitute a valid delivery.

This notice of guaranteed delivery is not to be used to guarantee signatures. If a signature on the letter of transmittal is required to be guaranteed by an eligible guarantor institution (as defined in the offer to purchase) under the instructions to the letter of transmittal, the signature guarantee must appear in the applicable space provided in the signature box on the letter of transmittal.

NOTICE OF GUARANTEED DELIVERY

By signing this notice of guaranteed delivery, you tender to Korea Equity Fund, Inc. at a price per share equal to 98% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on March 6, 2012 (or if the tender offer is extended, on the business day immediately following the date to which the tender offer is extended), upon the terms and subject to the conditions described in the offer to purchase and the related letter of transmittal, receipt of which you hereby acknowledge, the number of shares specified below pursuant to the guaranteed delivery procedure described in Section 2 of the offer to purchase.

Number of shares to be tendered: ____________ shares.

2

GUARANTEE OF DELIVERY
(Not to be Used for a Signature Guarantee)

The undersigned, a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is also an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934 (each of the foregoing constituting an “eligible institution”), guarantees the delivery to the depositary of the shares tendered, in proper form for transfer, or a confirmation that the shares tendered have been delivered pursuant to the procedure for book-entry transfer described in the offer to purchase into the depositary’s account at the book-entry transfer facility, in each case together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), or an agent’s message in the case of a book-entry transfer, and any other required documents, all within three (3) New York Stock Exchange trading days after the date of receipt by the depositary of this notice of guaranteed delivery.

The eligible institution that completes this form must communicate the guarantee to the depositary and must deliver the letter of transmittal and certificates representing shares to the depositary within the time period set forth in the offer to purchase. Failure to do so could result in a financial loss to the eligible institution.

Name of Firm:____________________________________________

Address:________________________________________________

Zip Code

Area Code and Telephone Number: ____________________________

Authorized Signature

Name: __________________________________________________

Please Type or Print

Title:___________________________________________________

Dated: _______________, _____

Note: Do not send share certificates with this form.  Certificates for shares should be sent with the letter of transmittal.

3

Exhibit (a)(l)(iv)

KOREA EQUITY FUND, INC.

OFFER TO PURCHASE FOR CASH
BY KOREA EQUITY FUND, INC.
UP TO 1,082,292 SHARES
OF ITS COMMON STOCK
AT A PURCHASE PRICE EQUAL TO 98% OF NET ASSET VALUE PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 5, 2012, UNLESS THE OFFER IS EXTENDED.

January 31, 2012

Dear Shareholder:

Enclosed for your consideration are the offer to purchase, dated January 31, 2012, and the related letter of transmittal in connection with the offer by Korea Equity Fund, Inc. a Maryland corporation (the “Fund”), to purchase for cash up to 1,082,292 shares of its common stock, par value $0.10 per share, at a price per share equal to 98% of net asset value as of the close of regular trading on the business day immediately following the day the tender offer expires, net to the seller in cash, without interest.

The Fund's offer is being made upon the terms and subject to the conditions set forth in its offer to purchase, dated January 31, 2012, and in the related letter of transmittal which, together with the offer to purchase, as they may be amended and supplemented from time to time, constitute the offer.

The board of directors of the Fund has approved the offer.  However, none of the Fund, its board of directors, Nomura Asset Management U.S.A. Inc., the Fund’s manager, or Nomura Asset Management Co. Ltd., the Fund’s investment adviser, makes any recommendation as to whether to tender or not to tender shares in the offer.  You are urged to evaluate carefully all information in the offer to purchase and letter of transmittal, consult your own investment and tax advisors and make your own decisions whether to tender shares.  If, after considering the offer, you wish to tender your shares pursuant to the offer, if you are the record owner of shares, you should follow the instructions contained in the offer to purchase and letter of transmittal, and, if the shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.

WE CALL YOUR ATTENTION TO THE FOLLOWING:

1.
You may tender shares at a price per share equal to 98% of net asset value as of the close of regular trading on the business day immediately following the day the tender offer expires, as indicated in the offer to purchase and letter of transmittal, net to you in cash, without interest.

2.	The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to various other conditions described in the offer to purchase.

3.	The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on March 5, 2012, unless the Fund extends the offer.

4.	The offer is for up to 1,082,292 shares. These shares constitute approximately 10% of the number of currently outstanding shares.

5.
Tendering shareholders who are registered shareholders or who tender their shares directly to Computershare Trust Company, N.A., as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the offer to purchase and the letter of transmittal, stock transfer taxes on the Fund's purchase of shares under the offer.

6.
No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in the offer to purchase and in the letter of transmittal, and if given or made, such information or representations may not be relied upon as having been authorized by the Fund, its directors, its officers, its manager or its investment adviser.

7.
A broker, dealer, commercial bank, trust company or other nominee may charge a fee for processing transactions on behalf of a shareholder.  Tendering shareholders are not obligated to pay brokerage commissions or, subject to instruction 6 of the letter of transmittal, transfer taxes on the purchase of shares by the Fund pursuant to the offer.

The offer is being made solely under the offer to purchase and the related letter of transmittal and is being made to all record holders of shares.  The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction.

Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the information agent at the number indicated in the offer to purchase.

Very truly yours,

Korea Equity Fund, Inc.

Exhibit (a)(l)(v)

KOREA EQUITY FUND, INC.

OFFER TO PURCHASE FOR CASH
BY KOREA EQUITY FUND, INC.
UP TO 1,082,292 SHARES OF COMMON STOCK
AT A PURCHASE PRICE EQUAL TO 98% OF NET ASSET VALUE PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME, ON MARCH 5, 2012, UNLESS THE OFFER IS EXTENDED.

January 31, 2012

To Our Clients:

Enclosed for your consideration are the offer to purchase, dated January 31, 2012, and the related letter of transmittal in connection with the offer by Korea Equity Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 1,082,292  shares of its common stock, par value $0.10 per share, at a price per share equal to 98% of net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the tender offer expires, net to the seller in cash, without interest.

The Fund's offer is being made upon the terms and subject to the conditions set forth in its offer to purchase, dated January 31, 2012, and in the related letter of transmittal which, together with the offer to purchase, as they may be amended and supplemented from time to time, constitute the offer.

Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration provisions described in the offer to purchase, all of the shares tendered may not be purchased if more than 1,082,292 shares are properly tendered. All shares tendered and not purchased, including shares not purchased because of proration, will be returned at the Fund's expense as soon as practicable following the expiration date.

Upon the terms and subject to the conditions of the Fund's offer, if more than 1,082,292 shares are properly tendered and not properly withdrawn, the Fund will purchase, subject to the conditions to the offer described in Section 12 of the offer to purchase, all other shares properly tendered, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

A tender of your shares can be made only by us as the holder of record and pursuant to your instructions.  The letter of transmittal is furnished to you for your information only and cannot be used by you to tender your shares held by us for your account.

Accordingly, please use the attached “Instruction Form” to instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the tender offer.

WE CALL YOUR ATTENTION TO THE FOLLOWING:

1.
You may tender shares at a price per share equal to 98% of net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the tender offer expires, as indicated in the attached Instruction Form, net to you in cash, without interest.

2.	The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to various other conditions described in the offer to purchase.

3.	The offer and withdrawal rights will expire at 5:00 p.m. New York City time, on March 5, 2012, unless the Fund extends the offer.

4.	The offer is for up to 1,082,292 shares. These shares constitute approximately 10% of the number of currently outstanding shares.

5.
Tendering shareholders who are registered shareholders or who tender their shares directly to Computershare Trust Company, N.A., as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the offer to purchase and the letter of transmittal, stock transfer taxes on the Fund's purchase of shares under the offer.

6.
The board of directors of the Fund has approved the offer. However, none of the Fund, its board of directors or Nomura Asset Management U.S.A. Inc., the Fund’s manager, or Nomura Asset Management Co. Ltd., the Fund’s investment adviser, makes any recommendation as to whether to tender or not to tender shares in the offer.  No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in the offer to purchase and in the letter of transmittal, and if given or made, such information or representations may not be relied upon as having been authorized by the Fund, its directors, its officers, its manager, its investment adviser or its sub-advisers.

7.
If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to tender your shares, we will tender all such shares unless you specify otherwise on the attached Instruction Form.

2

Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the offer.

The offer is being made solely under the offer to purchase and the related letter of transmittal and is being made to all record holders of shares. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction.

3

INSTRUCTION FORM

INSTRUCTIONS FOR TENDER OF SHARES OF
KOREA EQUITY FUND, INC.

By signing this Instruction Form you acknowledge receipt of our letter and the enclosed offer to purchase, dated January 31, 2012 and the related letter of transmittal in connection with the offer by Korea Equity Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 1,082,292 shares of its common stock, par value $0.10 per share, at a price per share equal to 98% of net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the tender offer expires, net to the seller in cash, without interest.  The Fund's offer is being made upon the terms and subject to the conditions set forth in the offer to purchase and in the related letter of transmittal, which, as they may be amended or supplemented from time to time, together constitute the offer.

This will instruct us to tender to the Fund, on your behalf, the number of shares indicated below (or if no number is indicated below, all shares) which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the offer.

Number of shares to be tendered: ______________________________ shares. (Unless otherwise indicated, it will be assumed that all shares held by us for your account are to be tendered.)

The method of delivery of this document is at the option and risk of the tendering shareholder. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to assure delivery.

SIGN HERE:

Signature(s):____________________________________________________________

Print Name(s):___________________________________________________________

Address(es):____________________________________________________________

Area Code and Telephone Number:__________________________________________

Taxpayer Identification or Social Security Number:_____________________________

Date:__________________________________________________________________

My Account Number With You:____________________________________________

Exhibit (a)(l)(vi)

KOREA EQUITY FUND, INC.

OFFER TO PURCHASE FOR CASH
BY KOREA EQUITY FUND, INC.
UP TO 1,082,292 SHARES
OF ITS COMMON STOCK
AT A PURCHASE PRICE EQUAL TO 98% OF NET ASSET VALUE PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 5, 2012, UNLESS THE OFFER IS EXTENDED.

January 31, 2012

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Korea Equity Fund, Inc., a Maryland corporation (the “Fund”) is offering to purchase for cash up to 1,082,292 shares of its common stock, par value $0.10 per share, at a price per share equal to 98% of net asset value as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the tender offer expires, net to the seller in cash, without interest.

The Fund's offer is being made upon the terms and subject to the conditions set forth in its offer to purchase, dated January 31, 2012, and in the related letter of transmittal which, together with the offer to purchase, as they may be amended and supplemented from time to time, constitute the offer.

Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration provisions described in the offer to purchase, all of the shares tendered may not be purchased if more than 1,082,292 shares are properly tendered.  All shares tendered and not purchased, including shares not purchased because of proration, will be returned at the Fund's expense as soon as practicable following the expiration date.

Upon the terms and subject to the conditions of the Fund's offer, if more than 1,082,292 shares are properly tendered and not properly withdrawn, the Fund will purchase, subject to the conditions to the offer described in Section 12 of the offer to purchase, all other shares properly tendered, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

•	offer to purchase, dated January 31, 2012;

1

•
letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining those clients’ instructions with regard to the tender offer;

•	letter of transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9); and

•
notice of guaranteed delivery to be used to accept the offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, on March 5, 2012, unless the offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the tender offer (other than fees paid to the information agent as described in the offer to purchase). The Fund will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. The Fund will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the offer to purchase and letter of transmittal.

In order to properly tender shares under the tender offer, a shareholder must do either (1) or (2) below:

(1)           Provide that the depositary receives the following before the offer expires:

•	either (a) certificates for the shares or (b) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 2 of the offer to purchase; and

•
either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees or (b) an “agent’s message” of the type described in Section 2 of the offer to purchase in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal.

(2)           Comply with the guaranteed delivery procedure set forth in Section 2 of the offer to purchase.

2

Any inquiries you may have with respect to the tender offer should be addressed to the information agent, The Altman Group, at its address and telephone number set forth on the back page of the offer to purchase.

Additional copies of the enclosed material may be obtained from The Altman Group, by calling them at 212-400-2605.

Very truly yours,

Korea Equity Fund, Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE FUND, OR ITS AFFILIATES, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER TO PURCHASE, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

2

Exhibit (a)(5)(iii)

For Immediate Release

Contact:	Neil A. Daniele
Nomura Asset Management U.S.A. Inc.
Two World Financial Center, Building B
New York, N.Y. 10281
(212) 667-1873

Korea Equity Fund, Inc.
Announces the Commencement of a Cash Tender Offer

NEW YORK, NY (January 31, 2012) – Korea Equity Fund, Inc. (NYSE: KEF) (the “Fund”), a closed-end equity fund, announced today the commencement of a cash tender offer to purchase up to 1,082,292 shares of the Fund, representing approximately 10% of the Fund’s outstanding shares, at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as of as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the tender offer expires.  The offer commenced today, January 31, 2012, and will expire at 5:00 p.m. EST, March 5, 2012, unless the offer is extended.   Additional terms and conditions of the tender offer are set forth in the Fund’s tender offer materials.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares as of January 30, 2012.  Shareholders who do not receive these materials may call The Altman Group, the Fund’s information agent (the “Information Agent”) for this tender offer, at (800) 317-8025 to request that the materials be sent to them.  Shareholders who hold their shares of the Fund through a broker may wish to contact their broker if they do not receive the tender offer materials.  Shareholders may obtain additional information regarding the tender offer on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov or by calling the Information Agent at (800) 317-8025.

The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal and other documents that have been filed with the SEC as exhibits to a tender offer statement on Schedule TO.  All of these documents contain important information about the tender offer, and shareholders of the Fund are urged to read them carefully before any decision is made with respect to the offer.  Inquiries regarding this tender offer should be directed to the Fund’s Information Agent at (800) 317-8025.  The offer to purchase will not be valid in any jurisdiction in which making or accepting the offer to purchase would violate the laws of that jurisdiction.

The Fund invests primarily in equity securities of companies domiciled in Korea and is designed for investors seeking long-term capital appreciation.  The manager of the Fund is Nomura Asset Management U.S.A. Inc., which is based in New York.  Nomura Asset Management U.S.A. Inc. is a subsidiary of Nomura Asset Management Co., Ltd., which is one of the largest investment advisory companies in Japan in terms of assets under management and which serves as the investment adviser to the Fund.

The Fund’s daily New York Stock Exchange closing price and NAV, as well as other information, including updated portfolio statistics and performance, are available by calling the Fund at (800) 833-0018.

2

Exhibit (a)(5)(vi)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Financial Statements” in the Schedule TO Tender Offer Statement and the use of our reports dated December 21, 2011 and December 21, 2010 on Korea Equity Fund, Inc. for the fiscal years ended October 31, 2011 and October 31, 2010, respectively, which are incorporated by reference in the Schedule TO Tender Offer Statement and the Offer to Purchase for Cash by Korea Equity Fund, Inc.

/s/ Ernst & Young LLP

New York, New York
January 30, 2012